UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes          No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes          No     X

BBVA Annual Report on the Remuneration of BBVA Directors 2024 Report approved on: February 11, 2025 This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors 2 ANNUAL REPORT ON THE REMUNERATION OF DIRECTORS (ARRD) COMPANY NAME: Banco Bilbao Vizcaya Argentaria, S.A. REGISTERED OFFICE: Plaza de San Nicolás, número 4, 48005, Bilbao (Bizkaia) TAX NUMBER (NIF): A-48265169 Contents Executive summary – 2024 3 A. Remuneration of executive directors – 2024 3 B. Remuneration of non-executive directors – 2024 15 1. Introduction 17 2. Directors’ Remuneration Policy applicable in 2024 18 2.1. Decision-making process for approval of the Policy 20 2.2. Remuneration system for executive directors in 2024 22 2.2.1. Items of the remuneration system for executive directors in 2024 22 2.2.2. Main terms and conditions of the executive directors’ contracts 28 2.3. Remuneration system for non-executive directors in 2024 31 3. Result of the implementation of the Policy in 2024 32 3.1. Activity of the Corporate Bodies in 2024 in relation to the Directors’ Remuneration Policy 32 3.2. Remuneration accrued by executive directors in 2024 35 A. Fixed remuneration – 2024 35 B. Variable remuneration – 2024 37 3.3. Remuneration accrued by non-executive directors in 2024 55 3.4. Change over time in director remuneration, average employee remuneration and Bank results 57 3.5. Other matters relating to the 2024 financial year 59 4. BBVA Group General Remuneration Policy 60 5. CNMV Statistical appendix 62 6. Directors’ Remuneration Policy applicable in 2025 78 6.1. Remuneration of executive directors in 2025 78 A. Fixed remuneration – 2025 78 B. Variable remuneration – 2025 80 6.2. Remuneration of non-executive directors – 2025 84 6.3. Other matters relating to the 2025 financial year 85 ANNEX 1 86 ANNEX 2 87 This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors 3 Executive summary – 2024 The individual remuneration accrued for all items by each member of the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”, the “Institution”, the “Company” or the “Bank”) in 2024 is the result of the remuneration policies approved by BBVA’s General Shareholders’ Meeting. A. Remuneration of executive directors – 2024 The remuneration of the executive directors for financial year 2024 is the result of the implementation of the BBVA Directors’ Remuneration Policy approved by the General Meeting held on March 17, 2023 for financial years 2023, 2024, 2025 and 2026 (the “Directors’ Remuneration Policy” or the “Policy”), which includes, among others, the amounts of their remuneration and the rules for calculating variable remuneration. This policy establishes a variable remuneration model whereby, from financial year 2023 onward, the Annual Variable Remuneration (AVR) of executive directors, in line with that of the other categories of staff whose professional activities have a material impact on the risk profile of BBVA and/or its Group (the “Identified Staff”), including members of Senior Management, is made up of two components: a Short-Term Incentive (STI) and a Long-Term Incentive (LTI). The sum of the STI and the LTI constitutes the AVR for the year. For both incentives to be awarded, the thresholds of profit and capital ratio approved by the Board of Directors must be reached. These thresholds represent a minimum level for the accrual of the variable remuneration of the whole workforce of the BBVA Group. Following the end of the 2024 financial year, it was verified that the aforementioned thresholds had been reached and the amount of the 2024 STI of the executive directors was determined, considering the result of the Annual Indicators approved for its calculation. In addition, the executive directors have accrued the right to the LTI for its maximum theoretical amount. The final amount of the LTI will depend on the result of the Long-Term Indicators approved for its calculation, once their measurement period ends (at the end of 2027), in accordance with the targets, scales of achievement and weightings assigned to each of them. Therefore, the LTI may range between 0% and 150% of the Target LTI of each executive director. Once the 2024 AVR has been determined, in the amounts set forth below in this Report, the AVR will be paid in accordance with the vesting and payment rules provided for in the Policy. Therefore, an initial portion, representing a maximum of 40% of the AVR will be paid in 2025 (in equal parts in cash and BBVA shares) and the remaining portion (40% in cash and 60% in BBVA shares and stock options on BBVA shares (“BBVA stock options”)) will be deferred for a period of five years, as described below and, specifically, in section 3.2. B of this Report. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

BBVA Annual Report on the Remuneration of BBVA Directors 4

A.1 Total remuneration of executive directors for 2024

CHAIR – Carlos Torres Vila

(Amounts in €thousand)

FIXED REMUNERATION	2024	2023
Annual Fixed Remuneration (salary)	2,924	2,924
Remuneration in kind and others	180	213
Annual pension contribution [1]	456	458
Total	**3,560**	**3,595**

(1) 15% of the agreed annual contribution is recorded as "discretionary pension benefits", the final amount of which is linked to the achievement of the Short-Term Incentive (see section 3.2.A.c of this Report).

ANNUAL VARIABLE REMUNERATION (AVR)	2024	2023
Target AVR	*3,572*	*3,572*
Short-Term Incentive (100% achievement of Target STI)	**2,286**	**2,286**
(A) Short-Term Incentive (achievement reached 126%)	2,871	(achievement reached 126%) 2,871
(B1) Long-Term Incentive (estimated achievement 100% of Target LTI)	**1,286**	**1,286**
(B2) Long-Term Incentive (estimated achievement 150% of Target LTI; maximum opportunity)	**1,929**	**1,929**
AVR (A+ B1) (if all long-term indicators reach the defined target: 100%)	4,157	4,157
AVR (A + B2) (if all long-term indicators reach the maximum level: 150%)	4,800	4,800

TOTAL REMUNERATION	2024	2023
Fixed remuneration	3,560	3,595
AVR (A+B1)	4,157	4,157
AVR (A+B2) [1]	4,800	4,800
Total with AVR (A + B1)	**7,717**	**7,752**
Total with AVR (A + B2)	**8,360**	**8,395**

(1) For the initial determination of the AVR and for the purposes of applying the deferral rules, **the achieved STI (126% in 2024 and 2023) and the scenario of the maximum level of achievement of the LTI (150%)**, which corresponds to AVR (A+B2) of the table, is considered. However, the final amount of the AVR will depend on the result of the long-term indicators, the achievement of which may range between 0% and 150%. Of this amount of the 2024 AVR, 37% is due in 2025 (in equal parts in cash and BBVA shares), while the remaining 63% (40% in cash and 60% in BBVA shares and BBVA stock options) is deferred and also subject to possible *ex post* adjustments that could reduce it. Likewise, of the 2023 AVR, 37% was paid upfront in 2024 (in equal parts in cash and BBVA shares), while the remaining 63% (40% in cash and 60% in BBVA shares and BBVA stock options) was deferred and likewise subject to possible *ex post* adjustments that could reduce it (see section 3.2.B).

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

BBVA Annual Report on the Remuneration of BBVA Directors 5

CHIEF EXECUTIVE OFFICER – Onur Genç

(Amounts in €thousand)

FIXED REMUNERATION	2024	2023
Annual Fixed Remuneration (salary)	2,179	2,179
Remuneration in kind	128	131
Other fixed allowances [1]	1,254	1,254
Total	**3,560**	**3,564**

(1) Amounts paid as "cash in lieu of pension" (30% of Annual Fixed Remuneration) and annual mobility allowance.

ANNUAL VARIABLE REMUNERATION (AVR)	2024		2023
Target AVR	2,672	*Target AVR*	2,672
Short-Term Incentive (100% achievement of Target STI)	**1,710**		**1,710**
(A) Short-Term Incentive (achievement reached 126%)	2,147	(achievement reached 126%)	2,147
(B1) Long-Term Incentive (estimated achievement 100% of Target LTI)	**962**		**962**
(B2) Long-Term Incentive (estimated achievement of 150% of Target LTI; maximum opportunity)	**1,443**		**1,443**
AVR (A+ B1) (if all long-term indicators reach the defined target: 100%)	3,109		3,109
AVR (A + B2) (if all long-term indicators reach the maximum level: 150%)	3,590		3,590

TOTAL REMUNERATION	2024	2023
Fixed remuneration	3,560	3,564
AVR (A + B1)	3,109	3,109
AVR (A + B2) [1]	3,590	3,590
Total (A+B1)	**6,669**	**6,673**
Total (A+B2)	**7,150**	**7,154**

(1) For the initial determination of the AVR and for the purposes of applying the deferral rules, **the achieved STI (126% in 2024 and 2023) and the scenario of the maximum level of achievement of the LTI (150%)**, which corresponds to AVR (A+B2) of the table, is considered. However, the final amount of the AVR will depend on the result of the long-term indicators, the achievement of which may range between 0% and 150%. Of this amount of the 2024 AVR, 37% is due in 2025 (in equal parts in cash and BBVA shares), while the remaining 63% (40% in cash and 60% in BBVA shares and BBVA stock options) is deferred and also subject to possible *ex post* adjustments that could reduce it. Likewise, of the 2023 AVR, 37% was paid upfront in 2024 (in equal parts in cash and BBVA shares), while the remaining 63% (40% in cash and 60% in BBVA shares and BBVA stock options) was deferred and likewise subject to possible *ex post* adjustments that could reduce it (see section 3.2. B).

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors 6 A.2 Annual Variable Remuneration – 2024 The 2024 Annual Variable Remuneration for executive directors is calculated on the basis of the following annual and long-term indicators: The 2024 AVR for executive directors is not yet fully vested1, as it includes a portion that is deferred over time. The deferred portion of the 2024 AVR is composed of a portion of the STI and all of the LTI, the final amount of which is subject to the outcome of the Long-Term Indicators, meaning that it is not yet vested as of the date of this Report. Likewise, both the deferred portion of the STI and the full amount of the LTI may be subject to ex post risk adjustments (including malus arrangements), which could reduce or prevent their payment. 1 In accordance with Circular 4/2013 of the Spanish National Securities Market Commission (CNMV), for the purposes of this Report, remuneration accrued or vested in 2024 means fi xed remuneration paid in 2024 and, in the case of variable remuneration, that with regard to which vesting has occurred by the date of the Report as, once 2024 fi nancial year has ended, its amount has been determined and it has been verifi ed that ex post adjustments (including malus arrangements) preventing or limiting its payment to the benefi ciary do not apply, therefore being payable in 2025. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail. ANNUAL INDICATORS (TARGETS 2024 ) Weighting Net attributable profi t 20% RORC 20% Effi ciency ratio 20% Net Promoter Score (NPS) 15% Target customers 15% Channeling of sustainable business 10% LONG-TERM INDICATORS (TARGETS AS OF 2027) Weighting Tangible Book Value per share (TBV per share) 40% Relative Total Shareholder Return (Relative TSR) 40% Decarbonization of the portfolio 15% Percentage of women in management positions 5%

Annual Report on the Remuneration of BBVA Directors 7 Short-Term Incentive 2024 The STI of the executive directors for financial year 2024 has been determined in accordance with the results obtained by the BBVA Group for the various Annual Indicators approved by the Board of Directors at the beginning of the financial year. In 2024 the BBVA Group has accrued a net attributable profit of €10,054 million, which compares very positively with the figure of €8,019 million of last year (+25.4%). This has been specially driven by the good performance of the recurrent income of the banking business (due to the trend in the clients’ spreads, the dynamism of the lending activity and the growth in fees). This same figure has been taken for incentive purposes. The operating expenses have had a good performance over the year, growing below income (gross margin) and average inflation of the footprint. This had led the efficiency ratio to 40.0% versus 41.7% as of the previous year. Meanwhile, loan-loss provisions have increased this year influenced by the increase of the activity and higher needs of the retail portfolio (to a large extent due to the high growth of these profitable segments over the last years). Finally, the strong increase in profit allows for an annual improvement of the profitability level, leading to a RORC of 21% (coming from 18.1% last year). The three indicators previously referred to closed the year above the established targets. Likewise, in 2024, the Bank channeled sustainable business for a total of €92,737 million geared towards the fight against climate change and the drive of inclusive growth, which equally positions the result of the Channelling of sustainable business indicator above the established target. This result, which is the one taken for incentive purposes, does not include the activity of the BBVA Microfinance Foundation. Meanwhile, the result of the Net Promoter Score (NPS) has been particularly good in enterprises segments and in countries such as Mexico, which has led to an overachievement of the established target. Lastly, the Target customers indicator closed the year slightly below the established target in the different segments, notwithstanding the particularly good performance of Spain and Mexico. The outstanding performance of the Group in 2024 is even more substantial when considering that the targets set for this year were not only very challenging but also well above the projections of the analysts’ consensus when they were approved. Thus, the results obtained reflect an aggregate achievement, in accordance with the weightings assigned to each indicator, of 126% of the STI for both executive directors, which has resulted in the following amounts: STI 2024 (€thousand) Chair Carlos Torres Vila 2,871 CEO Onur Genç 2,147 This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors 8

The following table provides a breakdown of the results obtained for each of the Annual Indicators of the 2024 STI, together with a comparison with respect to the previous financial year:

CHAIR Carlos Torres Vila	2024 STI				2023 STI			
Annual Indicator (measured annually)	Weight	Target	Result [1]	Level of achievement	Weight	Target	Result [1]	Level of achievement
Net attributable profit	20%	€8,957 M	€10,054 M	150%	20%	€7,124 M	€8,019 M	138%
RORC	20%	19.34%	20.98%	142%	20%	16.55%	18.06%	123%
Efficiency ratio	20%	41.13%	40.00%	118%	20%	44.13%	41.66%	137%
Net Promoter Score (NPS) [2]	15%	100	102	102%	15%	100	109	109%
Target customers [2]	15%	100	97	97%	15%	100	98	98%
Channeling of sustainable business [3]	10%	€76,349 M	€92,737 M	136%	10%	€55,004 M	€68,218 M	150%
Final achievement				**126%**				**126%**

CHIEF EXECUTIVE OFFICER Onur Genç	2024 STI				2023 STI			
Annual Indicator (measured annually)	Weight	Target	Result [1]	Level of achievement	Weight	Target	Result [1]	Level of achievement
Net attributable profit	20%	€8,957 M	€10,054 M	150%	20%	€7,124 M	€8,019 M	138%
RORC	20%	19.34%	20.98%	142%	20%	16.55%	18.06%	123%
Efficiency ratio	20%	41.13%	40.00%	118%	20%	44.13%	41.66%	137%
Net Promoter Score (NPS) [2]	15%	100	102	102%	15%	100	109	109%
Target customers [2]	15%	100	97	97%	15%	100	98	98%
Channeling of sustainable business [3]	10%	€76,349 M	€92,737 M	136%	10%	€55,004 M	€68,218 M	150%
Final achievement				**126%**				**126%**

(1) Results for incentive purposes. For more information on the 2024 results, see section 3.2.B.a.

(2) For the NPS and Target customers indicators, the targets have been set at country level. The Group's achievement for these indicators is calculated as the weighted average over the net margin of the level of achievement obtained by the countries.

(3) The result of the "2025 Target" announced by the Bank for channeling sustainable business differs from the result for incentive purposes, as the latter does not take into account the activity of the BBVA Microfinance Foundation.



This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors 9 Long-Term Incentive 2024 In addition, after having verified that in 2024 the minimum profit and capital ratio thresholds approved by the Board of Directors for the accrual of variable remuneration for the financial year have been reached, the executive directors have generated the right to the LTI. The final amount of the LTI will be determined at the end of the measurement period of the Long-Term Indicators established for its calculation (at the end of 2027), considering its result, on the basis of the targets, scales of achievement and weightings established for each of them by the Board of Directors, which are the following: LONG-TERM INDICATOR (TARGET AS OF 2027) Achievement Weighting Tangible Book Value per share (TBV per share) (Target on the compound annual growth rate ?CAGR? of TBV) CAGR 2024-2027 40% The intermediate points between the tranches of the scale of achievement are calculated by linear interpolation CAGR ?5% 0% CAGR = 10% 90% CAGR = 12% 100% CAGR = 14% 110% CAGR ?16.2% 150% LONG-TERM INDICATOR (TARGET AS OF 2027) Achievement Weighting Relative Total Shareholder Return (Relative TSR) TSR evolution 2024-2027 40% The intermediate points between the tranches of the scale of achievement are calculated by linear interpolation For TSR = 1 + % of variation in the period: TSR BBVA / TSR Euro Stoxx Banks ?0.8 0% TSR BBVA / TSR Euro Stoxx Banks = 0.9 80% TSR BBVA / TSR Euro Stoxx Banks = 1.02 100% TSR BBVA / TSR Euro Stoxx Banks ? 1.32 150% For results of BBVA’s TSR in relation to Euro Stoxx Banks’ TSR below 0.9 (90%), the achievement will be reduced in 8 points for each percentage point dropped, with no amounts being paid if BBVA’s TSR in relation to Euro Stoxx Banks’ TSR is less than 0.8 (80%). This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors 10 LONG-TERM INDICATOR (TARGETS AS OF 2027) Weighting Decarbonization of the portfolio Targets for the sectors comprising this indicator are presented this year as the percentage to be achieved in 2027 over the reduction targets set for the period running from December 31, 2022 (baseline scenario) to December 31, 2030. 15% The intermediate points between the tranches of the scale of achievement are calculated by linear interpolation Sector 1 Weighting Metric Baseline scenario Final scenario Total reduction target Achievement (% over total reduction target) 2022 2030 2022-2030 2027 0% 50% 100% 150% Oil & Gas 25% Absolute upstream emissions 2 (Mn t CO2e) 12.5 9.8 2.7 20% 38% 54% 85% Power generation 25% Emissions intensity (kg CO2e/Mwh) 212 107 105 55% 66% 75% 92% Automotive 10% Emissions intensity (g CO2/km) 195 110 85 53% 63% 73% 92% Steel 10% Emissions intensity (kg CO2/t steel) 1,200 984 216 38% 51% 64% 88% Cement 10% Emissions intensity (kg CO2/t cement) 690 579 111 48% 59% 69% 90% Coal 20% Amount committed 3 Mn 253 0 253 38% 50% 63% 88% (1) Each sector has a specific weighting in the overall calculation. Therefore, the final achievement of the indicator will be the sum of the achievement of each sector weighted according to its weight. (2) Absolute upstream emissions refer to Oil & Gas exploration and production activities. (3) Total amount committed to customers in developed countries of which a tight monitoring of progress is required. LONG-TERM INDICATOR (TARGET AS OF 2027) Achievement Weighting Percentage of women in management positions At year-end 2027 5% The intermediate points between the tranches of the scale of achievement are calculated by linear interpolation ?36% 0% = 36.6% 50% = 37% 100% ? 37.3% 150% This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

BBVA

Annual Report on the Remuneration of BBVA Directors 11

In accordance with the foregoing, the achievement of the LTI of executive directors may range between 0% and 150% of the Target LTI. As an example, the following scenarios are included:

LTI SCENARIOS – 2024 (€thousand)	Chair	CEO
Level of achievement of targets for Long-Term Indicators	LTI	LTI
0%	*0*	*0*
100% (Target LTI)	*1,286*	*962*
150% (maximum opportunity if all indicators reach their maximum level)	*1,929*	*1,443*



A.3 Deferred variable remuneration from previous financial years payable in 2025

In accordance with the remuneration policies applicable in previous financial years, the following deferred remuneration is due to be paid to the executive directors in 2025:

First payment of the 2023 Deferred AVR (first payment of the 2023 Deferred STI)

2023 Deferred AVR (€thousand, shares and stock options)										
Executive directors	Maximum amount 2023 DAVR (STI + LTI [1])			2023 DAVR payable in 2025 [2] (STI 1st payment - 17.9% of the DAVR [1])		2023 DAVR payable in 2026 (STI 2nd payment - 17.9% of the DAVR [1])			*2023 DAVR payable each year in 2027, 2028 and 2029 (21.4% of the DAVR [1] each year) (LTI)*	
	Cash	Shares	Options	Cash[3]	Shares	Cash	Shares	Options	Cash	Shares
Chair	1,202	189,802	189,609	215	38,821	*215*	*11,862*	*189,609*	*257*	*46,373*
CEO	899	141,955	141,809	161	29,034	*161*	*8,872*	*141,809*	*192*	*34,683*

(1) Assuming the maximum achievement level scenario of the 2023 LTI (150% of Target LTI).

(2) First payment of the executive directors' 2023 Deferred AVR (17.9%), corresponding to the first deferred payment of the 2023 STI. The remaining amount of the 2023 Deferred AVR is deferred for payment in 2026, 2027, 2028 and 2029 and subject to possible *ex post* risk adjustments that could reduce it. Regarding the amounts to be paid in 2027, 2028 and 2029 corresponding to the 2023 LTI, the final amount will depend on the results of the long-term indicators at the end of the measurement period (i.e. at the end of 2026), which may range between a level of achievement of 0% to 150%.

(3) This amount will be updated by applying the Consumer Price Index (CPI) in the amount of €6 thousand for the Chair and €5 thousand for the Chief Executive Officer.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

BBVA
Annual Report on the Remuneration of BBVA Directors
12

Second payment of the 2022 Deferred AVR

2022 Deferred AVR (€thousand and shares)								
Executive directors	Maximum amount 2022 DAVR		2022 DAVR paid in 2024 (1st payment - 20% of the DAVR)		2022 DAVR payable in 2025 [1] (2nd payment - 20% of the DAVR)		2022 DAVR payable each year in 2026, 2027 and 2028 (3rd, 4th and 5th payments - 20% of the DAVR each year)	
	Cash	Shares	Cash[2]	Shares	Cash[3]	Shares	Cash	Shares
Chair	1,112	284,705	222	56,941	222	56,941	222	56,941
CEO	855	218,965	171	43,793	171	43,793	171	43,793

(1) Second payment of the 2022 Deferred AVR for executive directors (20%). The remaining 60% will be deferred for payment, in equal parts, in 2026, 2027 and 2028, with these three payments being subject to the outcome of the multi-year performance indicators established for the 2022 Deferred AVR and any other *ex post* adjustments that may reduce the amount receivable.

(2) This amount was updated in 2024 by applying the CPI in the amount of €7 thousand for the Chair and €5 thousand for the Chief Executive Officer.

(3) This amount will be updated by applying the CPI in the amount of €13 thousand for the Chair and €10 thousand for the Chief Executive Officer.

Third payment of the 2021 Deferred AVR

2021 Deferred AVR (€thousand and shares)									
Executive directors	Maximum amount 2021 DAVR		Reduction (*ex post* adjustment)	2021 DAVR paid each year in 2023 and 2024 (1st and 2nd payments - 20% of the DAVR each payment)		2021 DAVR payable in 2025 [1] (3rd payment - 20% of the DAVR)		2021 DAVR payable each year in 2026 and 2027 (4th and 5th payments - 20% of the DAVR each year)	
	Cash	Shares		Cash[2]	Shares	Cash[3]	Shares	Cash	Shares
Chair	1,018	286,625	0%	204	57,325	204	57,325	204	57,325
CEO	774	217,760	0%	155	43,552	155	43,552	155	43,552

(1) Third payment of the 2021 Deferred AVR for executive directors (20%). The remaining 40% is deferred for payment, in equal parts, in 2026 and 2027.

(2) This amount was updated by applying the CPI in 2023, in the amount of €12 thousand euros for the Chair and €9 thousand for the Chief Executive Officer and, in 2024, in the amount of €18 thousand for the Chair and €14 thousand for the Chief Executive Officer.

(3) This amount will be updated by applying the CPI in the amount of €25 thousand for the Chair and €19 thousand for the Chief Executive Officer.

Below is disclosed the result obtained for each of the multi-year performance indicators of the 2021 DAVR, once its measurement period has ended (2022-2024), as well as the threshold for possible reduction set for each of them, which has been used to determine the final amount of the 2021 DAVR:

2021 Deferred AVR (long-term measurement period: 2022-2024)				
2021 DAVR Multi-year Performance Indicators	Solvency	Liquidity	Profitability	
	CET1 Fully Loaded	LCR (Liquidity Coverage Ratio)	ROTE (Return on Tangible Equity)	TSR (Total Shareholder Return)
Weighting	40%	20%	30%	10%
Threshold for no reduction	≥9.55%	≥105%	≥2.5%	1st-7th
Result	12.73% ●	153% ●	17.2% ●	4th Position ●
% reduction DAVR	0%	0%	0%	0%

With regard to the TSR indicator, which measures the evolution in the total shareholder return, its evolution has been compared with that of the peer group approved by the Board of Directors in 2022, included in Appendix 1, over the three-year period running from January 1, 2022 to December 31, 2024.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors 13

Third and final payment of the 2019 Deferred AVR

2019 Deferred AVR (€thousand and shares)											
Executive directors	Maximum amount of 2019 DAVR		Reduction (*ex post* adjustment)	Final amount 2019 DAVR		2019 DAVR paid in 2023 (1st payment - 60% of the DAVR)		2019 DAVR paid in 2024 (2nd payment - 20% of the DAVR)		2019 DAVR payable in 2025 [1] (3rd payment - 20% of the DAVR)	
	Cash	Shares		Cash	Shares	Cash[2]	Shares	Cash[3]	Shares	Cash[4]	Shares
Chair	763	227,645	0%	763	227,645	458	136,587	153	45,529	153	45,529
CEO	685	204,288	0%	685	204,288	411	122,572	137	40,858	137	40,858

(1) Third and final payment of the 2019 Deferred AVR for executive directors (20%).

(2) This amount was updated in 2023 by applying the CPI in the amount of €55 thousand for the Chair and €49 thousand for the Chief Executive Officer.

(3) This amount was updated in 2024 by applying the CPI in the amount of €24 thousand for the Chair and €21 thousand for the Chief Executive Officer.

(4) This amount will be updated by applying the CPI in the amount of €29 thousand for the Chair and €26 thousand for the Chief Executive Officer.



This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

BBVA

Annual Report on the Remuneration of BBVA Directors 14

A.4 Overview of total remuneration accrued[2] by executive directors in 2024

In accordance with the foregoing, the individual remuneration accrued for all items by the executive directors in 2024 is as follows:

(€thousand and shares)

Executive directors	FIXED REMUNERATION					VARIABLE REMUNERATION									
	Annual Fixed Remuneration (salary)	In kind [1]	Pension systems		Other [3]	AVR 2024 Upfront portion [4]		Deferred AVR 2023 [5]		Deferred AVR 2022 [5]		Deferred AVR 2021 [5]		Deferred AVR 2019 [5]	
			Retirement [2]	Death and disability premiums		Cash	Shares	Cash	Shares	Cash	Shares	Cash	Shares	Cash	Shares
Chair	2,924	140	456	252	41	897	92,803	221	38,821	236	56,941	228	57,325	181	45,529
CEO	2,179	128	NA	221	1,254	671	69,408	166	29,034	181	43,793	173	43,552	163	40,858

(1) Healthcare insurance premiums and non-chargeable tax payments on account made by the employer regarding this insurance and the insurances providing coverage for death and disability contingencies.

(2) Agreed annual contribution to cover the retirement contingency of the Chair (€439 thousand), plus the upward adjustment recorded in 2024 to the "discretionary pension benefits" of €17 thousand, in accordance with the result of the 2023 STI (see section 3.2.A.c).

(3) Vehicle rental and ADSL allowances for the Chair and "Cash in lieu of pension" and mobility allowance for the Chief Executive Officer.

(4) Upfront Portion of the 2024 AVR (37%) (which corresponds to the first payment of the 2024 STI) payable in 2025.

(5) In 2025, the following Deferred AVR for prior years is due to the executive directors (see section 3.2.B.c):

- First payment of the 2023 Deferred AVR corresponding to the first payment of the 2023 Deferred STI (17.9% of the 2023 Deferred AVR, assuming the maximum achievement level scenario of the 2023 LTI: 150% of Target LTI).
- Second payment of the 2022 Deferred AVR (20% of the 2022 Deferred AVR).
- Third payment of the 2021 Deferred AVR (20% of the 2021 Deferred AVR).
- Third and final payment of the 2019 Deferred AVR (20% of the 2019 Deferred AVR).

The cash amounts of the Deferred AVR from prior years included in the table include the update according to year-on-year CPI.

Shown below is also the **total remuneration accrued** by each executive director in 2024 set out in the table above, monetized in thousands of euros (see section C.1. c) of section 5 – CNMV Statistical appendix):

Executive directors	CASH (€thousand)					SHARES			TOTAL (€thousand)
	Annual Fixed Remuneration (salary)	In kind [1]	Death and disability premiums [2]	Other items [3]	AVR (2024 & Deferred) [4]	*AVR (2024 & Deferred) [5] Nº shares*	*AVR Share price [6]*	AVR Gross profit of the shares [6] (€thousand)	
Chair	2,924	140	252	41	1,764	291,419	9.67 €	2,817	**7,938**
CEO	2,179	128	221	1,254	1,354	226,645	9.67 €	2,191	**7,327**

(1) Health insurance premiums and non-chargeable tax payments on account made by the employer in relation to insurance premiums.

(2) Insurance premiums in respect of death and disability contingencies.

(3) Vehicle rental and ADSL allowances for the Chair and fixed allowances for the Chief Executive Officer ("cash in lieu of pension" and mobility allowance).

(4) Cash amount of the Initial Portion of the 2024 AVR and the Deferred AVR due for payment in 2025 (together with its CPI update). For more information, see footnotes 4 and 5 of the table above.

(5) Number of shares of the Upfront Portion of the 2024 AVR and of the Deferred AVR to be delivered in 2025. For more information, see notes 4 and 5 of the table above.

(6) "Gross profit of the shares" is an estimate. It corresponds to the cash value of the vested shares at the date of this Report. However, given that these shares have not yet been delivered, to calculate this value the average closing price of the BBVA share for the trading sessions running from December 15, 2024 to January 15, 2025 has been taken as reference (€9.67/share).

[2] In accordance with Circular 4/2013 of the Spanish National Securities Market Commission (CNMV), for the purposes of this Report, remuneration *accrued or vested* in 2024 means fixed remuneration paid in 2024 and, in the case of variable remuneration, that with regard to which vesting has occurred by the date of the Report as, once 2024 financial year has ended, its amount has been determined and it has been verified that *ex post* adjustments (including *malus* arrangements) preventing or limiting its payment to the beneficiary do not apply, therefore being payable in 2025.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

BBVA
Annual Report on the Remuneration of BBVA Directors
15

B. Remuneration of non-executive directors – 2024

The remuneration accrued by non-executive directors in 2024 is the result of the implementation of the Directors' Remuneration Policy approved by the General Meeting held on March 17, 2023. The amounts pertaining to the positions held on the Board and on the Committees have not been increased since 2007, although they have been redistributed.

B.1. Annual fixed allowance

(€thousand)

Non-executive directors [1]	Board of Directors	Executive Committee	Audit Committee	Risk and Compliance Committee	Remuneration Committee	Appointments and Corporate Governance Committee	Technology & Cybersecurity Committee	Other positions [2]	Total	
									2024	2023
José Miguel Andrés Torrecillas	129	167	165	–	–	115	–	50	625	593
Jaime Caruana Lacorte	129	167	22	107	–	31	–	–	455	502
Enrique Casanueva Nárdiz [3]	107	–	44	71	–	–	–	–	223	–
Sonia Dulá	129	–	66	107	–	–	–	–	302	223
Raúl Galamba de Oliveira	129	–	–	214	–	46	43	80	512	461
Belén Garijo López	129	167	–	–	36	46	–	–	378	416
Connie Hedegaard	129	–	66	–	–	–	–	–	195	173
Lourdes Máiz Carro	129	–	66	–	43	–	–	–	238	238
José Maldonado Ramos [4]	32	42	–	–	–	12	–	–	85	342
Cristina de Parias Halcón [3]	107	–	–	–	–	31	29	–	167	–
Ana Peralta Moreno	129	–	66	–	43	–	–	–	238	238
Juan Pi Llorens [4]	32	–	–	27	–	12	11	–	81	361
Ana Revenga Shanklin	129	–	–	107	86	–	43	–	364	307
Susana Rodríguez Vidarte [5]	–	–	–	–	–	–	–	–	–	112
Carlos Salazar Lomelín	129	–	–	–	43	–	–	–	172	172
Jan Verplancke	129	–	–	–	43	–	43	–	214	214
Total	**1,695**	**542**	**497**	**633**	**293**	**293**	**168**	**130**	**4,250**	**4,350**

(1) Includes amounts corresponding to the positions on the Board and its various Committees, the composition of which was modified on April 26, 2024.

(2) Amounts corresponding to the positions of Deputy Chair of the Board of Directors and Lead Director.

(3) Directors appointed at the General Meeting held on March 15, 2024. Remuneration in 2024 corresponding to the term in office in that financial year.

(4) Directors who left office on March 15, 2024. Remuneration in 2024 corresponding to the term in office in that financial year.

(5) Director who left office on March 17, 2023. Remuneration in 2023 corresponding to the term in office in that financial year.

Also, in 2024 the Bank paid remuneration in kind to the non-executive directors for the aggregate total amount of €112 thousand, corresponding to healthcare and accident insurance premiums.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors 16

B.2. Fixed remuneration system with deferred delivery of BBVA shares

In application of this system, the number of theoretical shares allocated to each non-executive director in 2024 is equal to 20% of the total annual fixed allowance in cash received by each such director in 2023 based on the average closing price of the BBVA share during the 60 trading sessions prior to the General Meeting of March 15, 2024, which was €8.84 per share. Under the terms of the Policy, BBVA shares in an equivalent amount to the theoretical shares accumulated by each non-executive director, will only be delivered after the director ceases to hold such office, provided that this is not due to a serious dereliction of duties.

Non-executive directors	2024		2023	
	Theoretical shares allocated [1]	Theoretical shares accumulated as of December 31	Theoretical shares allocated [1]	Theoretical shares accumulated as of December 31
José Miguel Andrés Torrecillas	13,407	147,455	16,023	134,048
Jaime Caruana Lacorte	11,350	106,310	17,255	94,960
Enrique Casanueva Nárdiz [2]	—	—	—	—
Sonia Dulá [3]	5,042	5,042	—	—
Raúl Galamba de Oliveira	10,423	40,191	10,091	29,768
Belén Garijo López	9,401	110,593	10,603	101,192
Connie Hedegaard	3,914	7,177	3,263	3,263
Lourdes Máiz Carro	5,384	76,977	7,237	71,593
José Maldonado Ramos [4]	7,735	—	10,397	146,874
Cristina de Parias Halcón [2]	—	—	—	—
Ana Peralta Moreno	5,384	47,713	7,237	42,329
Juan Pi Llorens [4]	8,157	—	13,943	148,542
Ana Revenga Shanklin	6,947	31,161	8,035	24,214
Susana Rodríguez Vidarte [5]	—	—	13,648	—
Carlos Salazar Lomelín	3,882	21,012	5,218	17,130
Jan Verplancke	4,851	40,623	6,521	35,772
Total	**95,877**	**634,254**	**129,471**	**849,685**

(1) The price at which the shares were allocated in 2024 and 2023 was €8.84 and €6.58 per share, respectively.

(2) Directors appointed at the General Meeting held on March 15, 2024. Therefore, the allocation of theoretical shares is not due until 2025.

(3) Director appointed at the General Meeting held on March 17, 2023. Therefore, the first allocation of theoretical shares was made in 2024.

(4) Directors who left office on March 15, 2024. In application of the system, José Maldonado Ramos and Juan Pi Llorens received a total of 154,609 and 156,699 BBVA shares, respectively, after leaving office, which is equivalent to the total theoretical shares accumulated up to that date by each of them.

(5) Director who left office on March 17, 2023. In application of the system, she received a total of 191,423 BBVA shares, after leaving office, which was equivalent to the total theoretical shares accumulated up to that date.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors 17 1. Introduction This report has been prepared in accordance with the provisions of Section 541 of the consolidated text of the Spanish Corporate Enterprises Act, as approved by Royal Legislative Decree 1/2010, of July 2, and with the provisions of Circular 4/20133 of the Spanish National Securities Market Commission (“CNMV”), in free format and respecting the minimum content required by the said Circular. The Board of Directors of BBVA, at its meeting held on February 11, 2025, at the proposal of the Remuneration Committee, has approved this Annual Report on the Remuneration of BBVA Directors (the “Report”), the purpose of which is to disclose complete, clear and comprehensible information on the remuneration policy applicable to the members of the Board of Directors of BBVA for the current financial year (2025), together with a global summary of how the policy was applied during the financial year last ended (2024), as well as a breakdown of all the individual remuneration accrued by each director during that financial year. The BBVA Directors’ Remuneration Policy applicable in both 2024 and 2025 is the one approved by the General Shareholders’ Meeting held on March 17, 2023. This Report also includes information on the BBVA Group General Remuneration Policy approved by the Board of Directors on March 29, 2023, at the proposal of the Remuneration Committee and following an analysis by the Risk and Compliance Committee (the “Group General Remuneration Policy”). This Policy is based on the same principles as those governing the BBVA Directors’ Remuneration Policy and also sets forth the special provisions applicable to the Identified Staff, in which members of BBVA Senior Management are included. This Report, together with the CNMV Statistical appendix set out in section 5, has been disclosed as “other material information” simultaneously with the Annual Corporate Governance Report of BBVA and will be submitted to an advisory vote as a separate item on the agenda at the 2025 Annual General Shareholders’ Meeting. This report is also included by reference, in a separate section, in the management report accompanying the annual financial statements of BBVA and the consolidated annual financial statements of the BBVA Group for the 2024 financial year. Appendix 2, “Alignment with the CNMV template provided for in Circular 4/2013”, specifies the location in this Report of the information contained in each section of the standard electronic template published by the CNMV. This document should be read together with the BBVA Directors’ Remuneration Policy, as well as with Note 54 to the consolidated annual financial statements of the BBVA Group for financial year 2024, which also discloses, individually and by item, the directors’ remuneration for 2024. These documents, as well as this Report, are available on the Bank’s website as of the call of the aforementioned General Meeting (https://shareholdersandinvestors.bbva.com). 3 Circular 4/2013, of 12 June, of the National Securities Market Commission, establishing the templates of the annual report on the remuneration of directors of listed companies and of the members of boards of directors and control committees of savings banks that issue securities admitted to trading on offi cial securities markets (the “CNMV Circular 4/2013”). This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors 18 2. Directors’ Remuneration Policy applicable in 2024 The Policy applicable to directors in the 2024 financial year is the one approved by the General Meeting held on March 17, 2023 for the financial years 2023, 2024, 2025 and 2026, which is available on the Bank’s website4. In line with the provisions of the Bylaws, the Policy distinguishes between the remuneration system applicable to directors in their capacity as such (non-executive directors) and that applicable to executive directors, and contains different measures to promote sound risk management and align remuneration with the Bank’s long-term interests. This Policy is one of the elements designed by the Board of Directors, as part of the Bank’s Corporate Governance System, and has been defined in accordance with prevailing corporate legislation and the specific regulations applicable to credit institutions, while also taking into account best practices and recommendations regarding remuneration both at a local and international level, as well as suggestions received within the ongoing and constructive dialogue that BBVA maintains with its shareholders, investors and other stakeholders. The Policy applicable to the members of the Board of Directors is based on the following principles, which are also the same that govern the BBVA Group General Remuneration Policy, which generally applies to all employees and senior managers of BBVA and of the companies that make up its group (the “BBVA Group” or the “Group”): ? long-term value creation; ? achieving results through sound and responsible risk-taking; ? attracting and retaining the best talent; ? rewarding level of responsibility and professional career; ? ensuring internal equity, external competitiveness and equal pay for men and women; ? encouraging responsible conduct and fair treatment of clients, as well as avoiding conflicts of interest; and ? ensuring the transparency of the remuneration model. 4https://shareholdersandinvestors.bbva.com/wp-content/uploads/2023/02/12_BBVA_Directors_Remuneration_Policy_Agenda_item_ 4.pdf This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors 19 The principles set out above lead to a Director’s Remuneration Policy that: ? contributes to the business strategy of BBVA and its Group, and to the achievement of its objectives, values, interests, value creation and long-term sustainability; ? is compatible with, and promotes, prudent and effective risk management and does not provide incentives for risk-taking that exceeds the level tolerated by the Institution or the Group, in a manner that is consistent with BBVA Group’s risk strategy and culture; ? is clear, comprehensible and transparent, with a simple wording that enables understanding of the various elements that make up the remuneration system and the conditions for its award, vesting and payment. To that end, it clearly distinguishes between the criteria for determining fixed remuneration and variable remuneration and is transparent in setting objectives and parameters for its calculation ; ? provides for a competitive remuneration system with the aim of attracting and retaining the best talent and providing adequate compensation for the duties performed and the level of dedication and responsibility required of directors; ? is gender-neutral, as it provides for equal compensation for the same duties, or duties of equal value, and does not establish any difference or discrimination on the basis of gender; ? includes measures to avoid conflicts of interest; promoting the independence of judgement of persons involved in the decision-making and in the oversight and control of management and the establishment of remuneration systems, that do not include variable remuneration in the case of non-executive directors; incorporating predetermined calculation rules that avoid discretionality in their application; and ? endeavors that remuneration is not based solely, or primarily, on quantitative criteria, but also takes into account appropriate qualitative criteria that reflect compliance with applicable regulations. On the basis of these principles, BBVA has defined its remuneration policies taking into account legal requirements, including elements aimed at reducing exposure to excessive risks and aligning remuneration with the business strategy and the Group’s long-term objectives, values and interests. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors 20 In line with the above, the BBVA Group has specific requirements applicable to the Identified Staff, in accordance with the regulations and recommendations applicable to the remuneration schemes for these categories of staff, which are included in the BBVA Group General Remuneration Policy, the main characteristics of which are described in section 4 of this Report. The executive directors share the same variable remuneration scheme established therein for the Identified Staff, with certain specificities derived from their status as directors. In this sense, executive directors have a variable remuneration scheme which, like that of the rest of the Identified Staff, includes a Short-Term Incentive, as for the rest of the Group’s workforce, and, in addition, a Long-Term Incentive. For the accrual and award of both such incentives, whether in whole or in part, the profit and capital ratio thresholds to be set annually by the Board of Directors on the proposal of the Remuneration Committee must be met. 2.1. Decision-making process for the approval of the Policy In accordance with the Regulations of the Board of Directors of BBVA, one of the Board’s functions is to approve the directors’ remuneration policy so that it may be submitted to the General Shareholders’ Meeting. Meanwhile, the Remuneration Committee assists the Board in matters of remuneration and is responsible for proposing to the Board of Directors the director’s remuneration policy, along with its corresponding report, for their submission to the General Shareholders’ Meeting. In addition, as part of the decision-making process in remuneration matters, the Remuneration Committee works alongside of the Risk and Compliance Committee, which is also involved in establishing the remuneration policy to ensure that it is consistent with sound and effective risk management and does not provide incentives for risk-taking that exceeds the level tolerated by the Bank. The Remuneration Committee is also tasked with ensuring compliance with the remuneration policies established by the Company and reviewing them periodically, proposing, where appropriate, any modifications that it deems necessary to ensure, inter alia, that they are adequate for the purposes of attracting and retaining the best talent, that they contribute to the creation of long-term value and adequate risk management and control, and that they address the principle of equal pay. In 2023, in compliance with the provisions of Section 529 novodecies of the Corporate Enterprises Act, once the last financial year foreseen for the application of the directors’ remuneration policy in force at that time, as approved by the General Meeting on April 20, 2021 for financial years 2021, 2022 and 2023, had arrived, a new policy had to be submitted to the General Meeting for consideration before the end of that financial year. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors 21 In view of the above, in 2022, the Remuneration Committee conducted a thorough analysis and an in-depth review of the previous policy and the remuneration system as a whole. For this purpose, it relied on the support of the Bank’s internal services, as well as the independent advice of two leading external firms specialized in directors and senior executive remuneration, namely WTW, for market analysis and benchmarking, and J&A Garrigues, S.L.P., for the legal analysis of the Policy. In establishing the new Policy, the Remuneration Committee took into account, among other matters, the suggestions received within the constant and constructive dialogue that BBVA maintains with its shareholders, investors and other stakeholders, as well as the results of the votes in recent years on the proposals laid before the General Shareholders’ Meeting regarding remuneration, so as to continue to evolve in line with expectations and the latest market trends. The Remuneration Committee also analyzed the remuneration schemes and, in particular, the variable remuneration models, employed for similar positions by the main comparable financial institutions comprising BBVA’s peer group for remuneration purposes. Lastly, pursuant to Sections 511 bis and 529 novodecies of the Spanish Corporate Enterprises Act, the Directors’ Remuneration Policy was submitted, as a separate item on the agenda, for the approval of the Bank’s General Shareholders’ Meeting held on March 17, 2023, which approved it with a majority vote in favor of 95.03%. As part of the governance and supervision model of the Policy, the Remuneration Committee is vested with powers to propose to the Board of Directors for approval or, where applicable, submission to the General Meeting where required by law, the implementation of all amendments or exceptions to the Policy that may be necessary during its term. More precisely, the Policy provides that the Board of Directors, following analysis by and on the proposal of the Remuneration Committee, may resolve to make temporary derogations to the Policy in connection with the accrual, award, vesting and/or payment of all components provided for in the Policy, if this proves necessary in order to better serve the long-term interests and sustainability of the Company as a whole or to ensure its viability. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors 22

2.2. Remuneration system for executive directors in 2024

Pursuant to the Policy, executive directors have their own remuneration system, defined in accordance with best market practices, the concepts of which are included in **Section 50 bis of the Bylaws** and correspond to those that are also, generally, applied to members of BBVA's Senior Management.

2.2.1. Items of the remuneration system for executive directors in 2024

Item	Features and amounts as provided for in the Policy and contractually	
Annual Fixed Remuneration (AFR) (Salary)	• Chair (Carlos Torres Vila): €2,924 thousand • Chief Executive Officer (Onur Genç): €2,179 thousand • Commensurate to the functions performed and the level of responsibility of the executive directors and competitive in the market.	
Remuneration in kind	• In line with the benefits recognized for Senior Management. • See breakdown of amounts for 2024 in section 3.2.A.b.	
Contribution to pension systems	**Retirement** • **Chair:** pension commitment to cover the contingency of retirement: – Defined contribution system (agreed annual contribution of €439 thousand (15% AFR) (see breakdown for 2024 in section 3.2.A.c). – Benefit to be received, in the form of income or capital, upon reaching the legal retirement age, provided that termination does not occur due to a serious dereliction of duties. – There is no possibility of receiving the pension in advance. • **Chief Executive Officer:** the Bank has not assumed any retirement commitments.	**Death and disability** • The Bank pays insurance premiums for the coverage of death and disability contingencies for both executive directors. • See breakdown of premiums for 2024 in section 3.2.A.c.
Other fixed allowances	• Chair: allowances applicable to Senior Management (vehicle rental and ADSL). • Chief Executive Officer: – Cash in lieu of pension (€654 thousand) (30% of AFR). – Mobility allowance (€600 thousand).	
Annual Variable Remuneration (AVR)	• **Target AVR (Target STI + Target LTI)** – Minimum profit and capital ratio thresholds for the accrual of the AVR (*ex ante* adjustments) and initial award of the LTI. – Calculation of the STI and LTI based on the results of Annual and Long-Term Indicators (financial and non-financial), according to pre-established targets, scales of achievement and weightings. – STI and LTI equivalent to the Target STI and Target LTI if 100% of the targets are achieved. – Scales of achievement limited to 150%. – More than 50% of the AVR will be paid in shares or instruments. – At least 60% of the AVR is deferred over five years. – *Ex post* risk adjustments to the Deferred AVR in the event of capital and liquidity thresholds not being reached. – *Malus* and *clawback* arrangements for 100% of the AVR (both in cash and in shares or instruments). – Withholding of shares or instruments for one year after delivery.	**Chair** **Target AVR: €3,572 thousand** – Target STI: €2,286 thousand – Target LTI: €1,286 thousand **Chief Executive Officer** **Target AVR: €2,672 thousand** – Target STI: €1,710 thousand – Target LTI: €962 thousand • See breakdown of the amount of the 2024 AVR in section 3.2.B.a).
Non-compete arrangement	• Two years of duration following termination of office of the executive director. • Payment of one AFR for each year of duration of the arrangement. • Provided that the termination does not occur due to retirement, disability or serious dereliction of duties.	

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors 23 As for the rest of the members of the Identified Staff, and in compliance with the provisions of the European prudential regulations applicable to the Bank as a credit institution, the Policy establishes that the total remuneration of executive directors shall be duly balanced between fixed and variable components. To this end, the Directors’ Remuneration Policy establishes the theoretical relative proportion between the main fixed and variable components of the remuneration of BBVA’s executive directors (“target ratios”), that take into account both the role carried out by executive directors and their impact on the risk profile of the Group, as they do for the rest of members of the Identified Staff: In order to establish remunerations that are adequate to the duties performed by the executive directors and competitive with that applicable to equivalent roles in the main peer institutions of the Bank, when determining their compensation, consideration is given, among other matters, to the compensation established for similar positions in the institutions that make up BBVA’s main peer group for remuneration purposes. More precisely, BBVA’s reference group for remuneration purposes (which remains unchanged with respect to the previous year) is composed of the group of institutions indicated below. These are the institutions that are considered to be the best benchmarks for the BBVA Group in terms of size, business, activity and regions and markets in which they operate: Thus, the institutions that make up the peer group for remuneration purposes are global banking groups that either have a good domestic positioning or are banking groups with geographical diversification, which often include a significant presence in emerging countries, Latin America and/or the United States. These institutions also have a balance sheet size and/or a business model similar to BBVA’s, with a significant weight of retail business in general terms and/or are committed to digitalization as a strategic priority. Executive director Annual Fixed Remuneration Target Annual Variable Remuneration Chair 45% 55% CEO 45% 55% Peer group of comparable institutions for remuneration purposes Banco Santander (Spain) Deutsche Bank (Germany) CaixaBank (Spain) Commerzbank (Germany) BNP Paribas (France) Unicredito Italiano (Italy) Société Générale (France) Intesa San Paolo (Italy) Barclays (United Kingdom) ING Group (Netherlands) HSBC (United Kingdom) Scotiabank (Canada) Lloyds Banking Group (United Kingdom) Banorte (Mexico) This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors 24 As regards the variable remuneration model, the executive directors are granted an Annual Variable Remuneration which is awarded each financial year and which, as from 2023, comprises a Short-Term Incentive and a Long-Term Incentive. The Annual Variable Remuneration of executive directors is subject to the same accrual, award, vesting and payment rules applicable to the Annual Variable Remuneration of the Identified Staff, albeit with certain specificities due to their status as directors. Thus, in order to align remuneration with effective risk management, the Policy sets out the following rules: ? Accrual and award of Annual Variable Remuneration In order to ensure alignment and linkage with the results and long-term sustainability of the Institution, the annual variable remuneration of executive directors will not accrue, or will be reduced upon accrual, in the event that a certain level of profi ts and capital ratio approved by the Board of Directors is not reached, which are equally applicable to the rest of the Group’s workforce. Likewise, the annual variable remuneration will be reduced at the time the executive directors’ performance is assessed, in the event of a downturn in the Group’s results or other parameters, such as the level of achievement of budgeted targets. In line with the corporate variable remuneration model applicable to the BBVA Group’s workforce, the annual variable remuneration of the executive directors includes a short-term incentive that is granted annually and refl ects performance, as measured through the achievement of targets set to assess the results obtained in each year for a series of indicators aligned with the most relevant management metrics and with the strategic priorities defi ned by the Group (the “Short-Term Incentive” or “STI”). In addition, the annual variable remuneration of executive directors includes a long-term incentive that refl ects performance over a multi-year horizon, with the determination of its fi nal amount depending on the result of a series of long-term indicators, with targets set to be met at the end of three years, which allow for an assessment of the results and compliance with the Group’s strategy in the long-term (the “Long-Term Incentive” or “LTI”). The annual variable remuneration will be aligned with the applicable regulatory framework, as well as with the principles governing the Directors’ Remuneration Policy. In no event will variable remuneration limit the Group’s capacity to strengthen its capital base in accordance with regulatory requirements, and it will take into account current and future risks as well as the cost of capital and liquidity that are necessary, refl ecting performance that is sustainable and commensurate to risk. Short-Term Incentive The STI of each executive director will be calculated taking as reference the Target STI established for each of them, which represents the amount of the STI in the event that 100% of the pre-established targets are achieved (the “Target STI”), based on: (i) a set of metrics or indicators (both fi nancial and non-fi nancial) subject to an annual measurement period, which take into account the strategic priorities established by the Group, as well as current and future risks (the “Annual Indicators”); and (ii) the corresponding scales of achievement, the weighting assigned to each indicator and the targets set for each of them. The amount of the STI may range between 0% and 150% of the Target STI. All the foregoing, as established annually by the Board of Directors, at the proposal of the Remuneration Committee. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors 25 Long-term incentive As in the case of the STI, the LTI of each executive director will only be awarded, once the fi nancial year to which it corresponds has ended, if the Group reaches the profi t and capital ratio thresholds approved annually by the Board of Directors for the accrual of the Annual Variable Remuneration. Its fi nal amount will be calculated taking the Target LTI established for each executive director as a reference, which represents the amount of the LTI in the event that 100% of the pre-established targets are achieved (the “Target LTI”), based on: (i) a set of metrics or indicators (both fi nancial and non-fi nancial), with targets set to be met at the end of three years, that take into account the strategy defi ned by the Group and the creation of value in the long-term (the “Long-Term Indicators”); and (ii) the corresponding scales of achievement, the weighting assigned to each Long-Term Indicator and the targets set for each of them. The fi nal amount of the LTI may range between 0% and 150% of the Target LTI. All the foregoing, as established annually by the Board of Directors, at the proposal of the Remuneration Committee. The sum of the amounts awarded for the STI and the LTI will constitute the Annual Variable Remuneration of each executive director for the fi nancial year. ? Vesting and payment of the Annual Variable Remuneration Once the Annual Variable Remuneration has been awarded in the fi nancial year following the one to which it corresponds, in accordance with the rules described above, a percentage not exceeding 40% will vest and be paid, if the relevant conditions are met, as a general rule, in the fi rst quarter of the fi nancial year (the “Upfront Portion” of the AVR). The Upfront Portion will be composed solely of a percentage of the STI. In order to ensure that the actual payment of the Annual Variable Remuneration takes place over a period that takes into account the Bank’s business cycle and its risks, the remaining amount, meaning at least 60% of the Annual Variable Remuneration, will be deferred over a period of fi ve years and will be paid, if the relevant conditions are met, once each of those fi ve years has elapsed (the “Deferred Portion” of the Annual Variable Remuneration, the “Deferred Annual Variable Remuneration” or the “Deferred AVR”). In no event will this Deferred Portion be paid out faster than on a pro-rata basis. Within this deferral period, the part of the AVR corresponding to the LTI will only start to be paid once the measurement period for the Long-Term Indicators has ended (the result of which will determine the fi nal amount of the LTI). Therefore, the LTI will form part of the Deferred Portion of the AVR of each executive director. ? Payment in shares or instruments linked to shares The Upfront Portion of the Annual Variable Remuneration will be paid 50% in cash and 50% in BBVA shares, while the Deferred Portion will be paid 40% in cash and 60% in BBVA shares and/or in instruments linked to BBVA shares. Accordingly, part of the Deferred AVR may be delivered in BBVA stock options or other types of share-linked instruments. ? Retention period for the shares or instruments Shares or instruments received as Annual Variable Remuneration shall be withheld for one year running from date of delivery. The foregoing shall not apply to those shares that are sold in order to meet the payment of taxes accruing on delivery of the shares and/or instruments. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors 26 ? Ex-post risk adjustments to the Deferred Portion of the Annual Variable Remuneration To ensure that the Annual Variable Remuneration is commensurate with the Group’s risks, the Deferred Portion may undergo certain ex post risk adjustments, meaning that it will not vest, or may be reduced, if certain capital and liquidity thresholds are not met. To this end, each year the Board of Directors shall, at the proposal of the Remuneration Committee, and following an analysis by the Risk and Compliance Committee, establish the capital and liquidity thresholds which, depending on the level reached, may lead to a reduction, possibly to zero, of the Deferred AVR (both in cash and in shares or instruments) awarded pursuant to the Policy and that vests and becomes payable in each fi nancial year. In this way it is ensured that the Annual Variable Remuneration is paid only if it is sustainable in view of the Bank’s payment capacity, based on its prevailing capital and liquidity position. The Board of Directors, at the proposal of the Remuneration Committee, and following an analysis by the Risk and Compliance Committee, shall also determine the relevant scales of reduction associated with these thresholds and decide whether the aforementioned ex post risk adjustments should be made and, if so, the amount of the Deferred Portion of the Annual Variable Remuneration that should be reduced. ? Malus and clawback arrangements The entire Annual Variable Remuneration of the executive directors, both in cash and in BBVA shares or in instruments linked to BBVA shares, will be subject to reduction and recovery arrangements (“malus” and “clawback”) during the entire period of deferral and retention of the shares or instruments, on the same terms as those applicable to the rest of the Identifi ed Staff. The malus and clawback arrangements will be triggered in the event of a downturn in the fi nancial performance of the Bank as a whole, or of a particular unit or area thereof, or of the exposures created by an executive director, when such downturn in fi nancial performance arises from a set of circumstances set out in the Policy. In addition, such clauses may also be triggered in the event that any such circumstances cause signifi cant reputational damage to the Bank, regardless of the fi nancial impact caused. Furthermore, pursuant to the US regulations applicable to the Bank in this matter, the Policy includes an additional triggering event in the malus and clawback clause, applicable to executive directors and to the rest of Senior Management, should the Bank be required to prepare an accounting restatement to correct a material error in the fi nancial statements that would have given rise to the award and/or payment of variable remuneration that was erroneously calculated. ? Limitation on variable remuneration The variable component of the remuneration for a fi nancial year will be limited to a maximum amount of 100% of the fi xed component of total remuneration, unless the BBVA General Shareholders’ Meeting resolves to increase this percentage up to a maximum of 200%, all in accordance with the procedure and requirements set forth in applicable regulations. ? Prohibition on hedging strategies The use of personal hedging strategies and insurance relating to variable remuneration and liability that could undermine the effects of alignment with prudent risk management is prohibited. The rules for the accrual, award, vesting and payment of the Annual Variable Remuneration of executive directors set forth in the Policy are illustrated in the figure provided below as an example: This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors 27 The Policy also includes further restrictions on the transferability of shares or instruments linked to shares derived from variable remuneration, in line with the provisions of Recommendation 62 of the CNMV’s Code of Good Governance for Listed Companies. Thus, executive directors may not transfer BBVA shares or instruments linked to BBVA shares derived from the settlement of variable remuneration until a period of at least three years has elapsed, unless the director in question maintains, at the time of the transfer, through the ownership of shares, options or other fi nancial instruments, a net economic exposure to the variation in the price of the shares for a market value equal to at least twice their Annual Fixed Remuneration through ownership of shares, options or other fi nancial instruments. The foregoing shall not apply to any shares that the director needs to dispose of in order to cover the costs associated with their acquisition or, subject to approval by the Remuneration Committee, in the event of extraordinary situations that require it. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors 28 2.2.2. Main terms and conditions of the executive directors’ contracts The remuneration, rights and economic compensations of each executive director are determined on the basis of their level of responsibility and the duties they perform, and are competitive in comparison to those of equivalent functions at the group of main peer institutions. These terms and conditions are reflected in their respective contracts, which are approved by the Board of Directors on the proposal of the Remuneration Committee. Under the Policy, the main features of executive directors’ contracts are as follows: Pension commitments undertaken in favor of the executive directors The Bank has undertaken pension commitments to cover the contingency of retirement of the Chair. These commitments have the following main characteristics, in line with those undertaken for the other members of the Bank’s Senior Management: The Bank has not undertaken any retirement pension commitments with the Chief Executive Officer, having agreed instead to pay him an annual cash amount (“cash in lieu of pension”), equivalent to 30% of his Annual Fixed Remuneration. In addition, the Bank has undertaken commitments in favor of both the Chair and the Chief Executive Officer to cover the contingencies of death and disability, on the terms set out below. ? They have an indefi nite term. ? They do not establish any prior notice period, tenure or loyalty clauses. ? They include a post-contractual non-compete clause. ? They do not include commitments to make severance payments. ? They include a welfare component, according to the individual circumstances of each executive director, including appropriate insurance and pension systems. ? They consist of defi ned-contribution systems whereby the annual pension contributions made to cover the contingency of retirement are established in advance (15% of the Annual Fixed Remuneration). ? They do not provide for the possibility of receiving the retirement pension in advance. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors 29 Commitments undertaken with the Chair Contingency of retirement • The Chair is entitled to a retirement pension upon reaching the retirement age established by law. The amount of this pension will be equal to the sum of the contributions made by the Bank and their corresponding yields up to that date. If the contractual relationship is terminated before he reaches retirement age for reasons other than serious dereliction of duties, he will remain entitled to the benefi t, which will be calculated on the basis of all contributions made by the Bank up to that date plus the corresponding cumulative yield, without the Bank being required to make any additional contributions as of that date. • The annual agreed contribution amounts to €439 thousand (15% of his Annual Fixed Remuneration). • Meanwhile, for the purposes of Bank of Spain Circular 2/2016, 15% of the annual contribution will be considered “discretionary pension benefi ts” and therefore will be based on variable components, being subject to the relevant provisions set out for these instruments in that Circular. More precisely, the fi nal amount of the “discretionary pension benefi ts” will be determined by reference to the result of the Short-Term Incentive accrued by the Chair in each fi nancial year and will form part of the total amount of variable remuneration for the purposes of the maximum limit between fi xed and variable remuneration. In addition, the accrued amount of “discretionary pension benefi ts” will be subject to a fi ve-year retention period from the time the Chair ceases to render services to the Bank for any reason, it will be paid entirely in BBVA shares and may be subject to reduction or recoupment by virtue of the malus and clawback clauses provided for in the Directors’ Remuneration Policy, during said retention period. See section 3.2.A c) “Contributions to pension systems – 2024” for a breakdown of the annual contribution to the retirement pension of the Chair in 2024, in application of the system previously described. • The benefi t may be received in the form of income or capital. • They do not provide for the possibility of receiving the retirement pension in advance. • Receipt of the benefi t is conditional on his termination of offi ce not being due to a serious dereliction of duties. Contingencies of death and disability • Death while serving in his role will entitle his widow to an annual widow’s pension and each of his children to an annual orphan’s pension, until they reach the age of 25, in an amount equal to 50% and 20% (40% in the case of full orphaning), respectively, of his Annual Fixed Remuneration. • These pensions would be paid from the total fund accumulated for the retirement pension at that time, with the Bank assuming the amount of the corresponding annual insurance premiums to complete the benefi t coverage. The cumulative benefi ts of the widow’s and orphan’s pension may not exceed 150% of the Annual Fixed Remuneration. • In the event of total or absolute permanent disability while in offi ce, he will be entitled to receive an annual pension equal to 60% of his Annual Fixed Remuneration. • Payment of this pension shall be made, fi rstly, from the total fund accumulated for the retirement pension at that time, with the Bank assuming the corresponding annual insurance premiums to top up the pension coverage. • In the event of death while in a situation of disability, his widow will be entitled to an annual widow’s pension and each of his children will be entitled to an annual orphan’s pension until they reach the age of 25, for an amount equivalent to 85% and 35% (40% in the event of total orphaning), respectively, of the disability pension that the deceased was receiving at that time. Such reversion will be in any case limited to 150% of the disability pension itself. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors 30 Commitments undertaken with the Chief Executive Officer The Bank has not undertaken any retirement commitments in favor of the Chief Executive Officer, although his contract gives him the right to receive an annual sum in cash instead of a retirement benefit (“cash in lieu of pension”) in an amount equal to 30% of his Annual Fixed Remuneration. 2.2.3. Other terms and conditions of the executive directors’ contracts Complementary allowance to the Chief Executive Officer’s fixed remuneration In view of his status as an international senior executive, the Chief Executive Officer’s contract provides that he is entitled to an annual cash sum as a mobility allowance, in line with the commitments that may be made in favor of expatriate members of Senior Management. This allowance amounts to €600 thousand per year. Post-contractual non-compete arrangements The executive directors’ contracts also include a post-contractual non-compete arrangement, effective for a two-year period after they cease to serve as BBVA executive directors, provided that they do not leave due to retirement, disability or serious dereliction of their duties. As consideration, executive directors will receive compensation from the Bank in an amount equivalent to one time their Annual Fixed Remuneration for each year of the duration of the arrangement, which will be payable monthly. Termination of the contractual relationship The contracts of executive directors do not include the right to a severance payment in the event of termination of their contractual relationship. Contingencies of death and disability • In the event of death while in offi ce, his widow will be entitled to an annual widow’s pension and each of his children will be entitled to an annual orphan’s pension until they reach the age of 25, for an amount equivalent to 50% and 20% (30% in the event of total orphaning), respectively, of the Annual Fixed Remuneration of the previous 12 months, with the Bank assuming the corresponding annual insurance premiums to guarantee the benefi t coverage. The cumulative benefi ts of the widow’s and orphan’s pension may not exceed 100% of the Annual Fixed Remuneration for the previous 12 months. • In the event of total or absolute permanent disability while in offi ce, he will be entitled to receive an annual pension in an amount equal to 62% of his Annual Fixed Remuneration for the previous 12 months. This pension will revert to his spouse and children in the event of death in the percentages cited above but shall be limited in all cases to 100% of the disability pension, with the Bank assuming the amount of the corresponding annual insurance premiums to guarantee the benefi t coverage. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors 31 2.3. Remuneration system for non-executive directors in 2024 In accordance with the Policy and Section 33 bis of the Bylaws, the remuneration system for non-executive directors is based on the criteria of responsibility, dedication and incompatibilities inherent to the role they undertake, and consists only of fixed remuneration, comprising the following items: Amounts corresponding to the annual fixed allowance approved by the Board of Directors * At the date of this Report, the position of Chair of the Technology and Cybersecurity Committee is not remunerated as the Chair of the Board of Directors holds this position. These amounts were approved by the Board of Directors on May 29, 2019, on the proposal of the Remuneration Committee, following analysis of the corresponding market comparisons. Without prejudice to the reallocation of amounts to adapt them to the functions of each Committee and position, no increases have taken place since 2007. Item Payment Other features Annual fi xed allowance Monthly and in cash for the position of member of the Board and member or chair of the various Committees and, as the case may be, for the performance of other duties (such as the position of Lead Director or Deputy Chair) Overall limit approved by the General Meeting: €6 million annually See amounts for 2024 in section 3.3.A and B. Remuneration in kind The Bank pays the corresponding premiums of healthcare and accident insurance Fixed remuneration system with deferred delivery of BBVA shares Annual allocation of a number of theoretical shares, with effective delivery of BBVA shares after the director ceases to hold offi ce for any reason other than a serious dereliction of duties Allocation of theoretical shares equivalent to 20% of the annual fi xed allowance in cash received in the previous year Role €thousand Member of the Board of Directors 129 Member of the Executive Committee 167 Chair of the Audit Committee 165 Member of the Audit Committee 66 Chair of the Risk and Compliance Committee 214 Member of the Risk and Compliance Committee 107 Chair of the Remuneration Committee 107 Member of the Remuneration Committee 43 Chair of the Appointments and Corporate Governance Committee 115 Member of the Appointments and Corporate Governance Committee 46 Chair of the Technology and Cybersecurity Committee * 107 Member of the Technology and Cybersecurity Committee 43 Deputy Chair 50 Lead Director 80 This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors 32 3. Result of the implementation of the Policy in 2024 The Directors’ Remuneration Policy implemented during the financial year last ended (2024) was the one approved at the Bank’s Annual General Shareholders’ Meeting held on March 17, 2023, the outline and main characteristics of which have been set forth in section 2 above. Below is the detail of how the Policy was implemented in 2024, following the process established for such purpose in the Policy itself and in the Regulations of the Board of Directors and of the Remuneration Committee. No deviations from the same occurred during the financial year. No temporary derogations were made to the Policy either, in accordance with the procedure set forth therein, given the absence of any circumstances that would advise or justify this. The Remuneration Committee has directly led and overseen the implementation of the Directors’ Remuneration Policy and the process for determining the individual remuneration of directors. During the 2024 financial year, this Committee carried out, among others, the actions described below, submitting to the Board of Directors, when necessary, the corresponding proposals . 3.1. Activity of the Corporate Bodies in 2024 in relation to the Directors’ Remuneration Policy During the 2024 financial year, the Remuneration Committee and the Board of Directors carried out the necessary actions to implement, supervise and monitor the provisions of the Directors’ Remuneration Policy. To this end, the Board of Directors analyzed the following matters, approving the corresponding resolutions, in accordance with the proposals or reports submitted, in each case, by the Remuneration Committee, following a preliminary analysis, discussion and interaction with the executive team. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors 33

Remuneration matters for executive directors

- ✔ Once the Net Attributable Profit and Capital Ratio thresholds established for the accrual of the 2023 AVR and the initial award of the 2023 LTI had been met, the Board of Directors approved the initial award of the 2023 AVR of the executive directors. This AVR was composed of: (i) the STI for financial year 2023, calculated on the basis of the results of the Annual Indicators and in accordance with the corresponding scales of achievement, according to the weighting attributed to each indicator and based on the targets set for each of them; and (ii) the LTI for financial year 2023 under the maximum achievement level scenario (150%), although its final amount will depend on the results of the Long-Term Indicators, the achievement range of which is between 0% and 150%.
- ✔ Approved the payment of the Upfront Portion of the AVR for financial year 2023 to be paid in 2024 which corresponded to the first payment of the 2023 STI.
- ✔ Approved the targets and scales of achievement of the Long-Term Indicators for the 2023 LTI of the executive directors, which are also applicable to the rest of the Identified Staff, including members of Senior Management.
- ✔ Approved the payment to the executive directors of the 2022, 2021 and 2019 Deferred AVR and, to the Chair, of the 2018 Deferred AVR, that was due in 2024, in accordance with the remuneration policies applicable in those years, once the Audit Committee and the Appointments and Corporate Governance Committee, within the scope of their respective powers, and the Board itself, had verified that the *malus* arrangements provided for in the applicable remuneration policies for those years did not apply.
- ✔ Approved the minimum thresholds of Net Attributable Profit and Capital Ratio for the accrual of the 2024 AVR of the executive directors, in line with those applied for the rest of the BBVA Group staff, which would also be used to determine the initial award of the LTI that forms part of the 2024 AVR.
- ✔ Approved the Annual Indicators for the 2024 STI and their respective weightings, as well as the Long-Term Indicators to calculate the final amount of the 2024 LTI and their weightings; the latter ones benign also applicable to the rest of the Identified Staff, including members of Senior Management.
- ✔ Approved the targets and scales of achievement of the Annual Indicators for the 2024 STI of the executive directors.
- ✔ Approved the model for setting the thresholds and reduction scales for the capital and liquidity indicators, the result of which may determine possible *ex post* risk-based adjustments to the Deferred Portion of the AVR of the executive directors granted under the Policy, as well as the specific thresholds and scales applicable to the first deferred payment of the 2023 STI to be made, as the case may be, in 2025; all of which applies equally to the rest of the Identified Staff, including the members of Senior Management.

Remuneration matters for non-executive directors

Pursuant to the Bylaws framework and the Directors' Remuneration Policy, in accordance with the fixed remuneration system with deferred delivery of BBVA shares applicable to non-executive directors, the Board of Directors approved the allocation to each non-executive director beneficiary of the system of a number of theoretical shares equivalent to 20% of the annual fixed allowance in cash received in the previous financial year. The Board of Directors also approved, under this same system, the settlement and delivery to the non-executive directors who ceased to hold office on March 15, 2024, of a number of BBVA shares equal to the total theoretical shares they had accumulated up to that date under the system.



This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors 34 Oversight of the implementation of the remuneration policies and the process of identifying the Identifi ed Staff Following an analysis by the Remuneration Committee, the Board of Directors analyzed the result of the internal, central and independent assessment carried out by the Internal Audit area on the implementation of the BBVA Directors’ Remuneration Policy and the BBVA Group General Remuneration Policy in fi nancial year 2023. The Board of Directors was also informed, following an analysis by the Remuneration Committee, of the development and outcome of the process of identifying the Identifi ed Staff of BBVA and its Group for fi nancial year 2024. Resolution proposals to the General Shareholders’ Meeting The Board of Directors resolved to submit the following proposals to the 2024 Annual General Shareholders’ Meeting: For further details on the activities carried out by the Remuneration Committee in 2024, please see the Committee’s 2024 activity report, which is published on the Bank’s website. ? The approval of a maximum level of variable remuneration of up to 200% of the fi xed component of total remuneration applicable to a maximum of 296 members of the Identifi ed Staff, including directors and members of Senior Management; submitting also the corresponding report for the shareholders regarding this resolution, in accordance with the proposal of the Remuneration Committee. ? The advisory vote on the Annual Report on the Remuneration of BBVA Directors for 2023, based on the text proposed by the Remuneration Committee and drawn up in accordance with the provisions of CNMV Circular 4/2013 and in compliance with Section 541 of the Spanish Corporate Enterprises Act. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors 35 3.2. Remuneration accrued by executive directors in 2024 In accordance with the remuneration system described in section 2.2, the breakdown of the individual remuneration accrued by the executive directors in 2024 is as follows: A. FIXED REMUNERATION – 2024 a) Annual Fixed Remuneration – 2024 b) Remuneration in kind – 2024 In 2024, the Bank paid the following amounts as remuneration in kind for executive directors, which correspond to healthcare insurance premiums and the non-chargeable tax payments on account made by the employer with regard to insurance premiums. c) Contributions to pension systems – 2024 The pension-related commitments undertaken with the executive directors are as reflected in their respective contracts, which are approved by the Board of Directors. The main terms and conditions of these contracts are disclosed in section 2.2.2. In particular the Bank has undertaken pension commitments to cover the contingency of retirement of the Chair. The Bank has not undertaken any retirement commitments in favor of the Chief Executive Officer, instead paying him an annual sum in cash (“cash in lieu of pension”) equal to 30% of his Annual Fixed Remuneration. In financial year 2024, the Bank made the following contribution to cover the contingency of retirement as contractually agreed with the Chair: Annual Fixed Remuneration (salary) (€thousand) Chair 2,924 CEO 2,179 These amounts are refl ected for each executive director in section C.1. a) i), “Salary”, of the CNMV statistical appendix included as section 5 of this Report. Remuneration in kind (€thousand) Chair 140 CEO 128 These amounts are refl ected for each non-executive director in section C.1.a) iv), “Breakdown of other items”, of the CNMV Statistical appendix included as section 5 of this Report. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors 36 Pension system for the retirement contingency (€thousand) Annual contribution Funds accumulated as of 31/12/2024 Chair 456 26,893 Pursuant to the Policy, in financial year 2024, the annual contribution agreed to cover the contingency of the Chair’s retirement was €439 thousand, which represents 15% of the Chair’s Annual Fixed Remuneration. Meanwhile, in accordance with the Policy, 15% of the agreed annual contribution to the Chair’s retirement pension qualifies as “discretionary pension benefits” and is, therefore, linked to variable components and subject to the conditions and requirements relating to delivery in shares, retention and malus and clawback provided for this kind of remuneration in the applicable regulations. For this reason, of the annual pension contribution for financial year 2023 (€439 thousand), 15% (€66 thousand) was recorded as “discretionary pension benefits” (which was already reported by the Bank at 2023 year-end). Following the end of the 2023 financial year, this amount was adjusted in view of the result of the Chair’s 2023 STI, which resulted in an upward adjustment to the pension contribution to be made in 2024 of €17 thousand. In accordance with the above, an amount of €456 thousand was recorded in 2024. Likewise, in 2024 the Bank has paid the annual insurance premiums to cover the death and disability contingencies of executive directors: d) Other fixed allowances – 2024 The Chair received €41 thousand for vehicle rental and ADSL allowances. The Chief Executive Officer received a cash payment in lieu of pension (“cash in lieu of pension”) in the amount of €654 thousand and an annual mobility allowance in the amount of €600 thousand. These amounts are shown in section C.1. a) iii) “Savings schemes with non-vested economic rights”, of the CNMV Statistical appendix included as section 5 of this Report. Insurance premiums to cover the death and disability contingencies (€thousand) Chair 252 CEO 221 These amounts are refl ected in section C.1. a) iv) “Breakdown of other items”, of the CNMV Statistical Appendix included as section 5 of this Report. These amounts are shown in section C.1. a) i) “Other items” of the CNMV Statistical Appendix included in section 5 of this Report. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors 37 B. VARIABLE REMUNERATION – 2024 (a) 2024 Annual Variable Remuneration The Directors’ Remuneration Policy contains rules for calculating the Annual Variable Remuneration that preclude the use of discretionary criteria, thereby aiming to prevent conflicts of interest, and that ensure the alignment of remuneration with the Institution’s business strategy and its long-term objectives, values and interests. In accordance with the Directors’ Remuneration Policy approved at the General Meeting on March 17, 2023, the Annual Variable Remuneration of the executive directors for financial year 2024 comprises two components: a Short-Term Incentive and a Long-Term Incentive, the features and rules on accrual, award, vesting and payment of which have been set out in section 2.2.1. 2024 Short-Term Incentive The Short-Term Incentive, in line with the corporate model applicable to the rest of the Group’s employees5, is calculated on the basis of a “target” short-term incentive determined by the Board of Directors, at the proposal of the Remuneration Committee, which represents the amount of the Short-Term Incentive if 100% of the pre-established targets are met. For 2024, the Target Short-Term Incentive of each executive director is as follows: Annual Indicators – 2024 STI The Annual Indicators used to calculate the Short-Term Incentive for financial year 2024, and their related weightings, were approved by the Board of Directors at the start of 2024, on the proposal of the Remuneration Committee. Each Annual Indicator has an associated target and a scale of achievement, as approved by the Board of Directors at the start of 2024, following a report from the Remuneration Committee, that take into account the targets set for the main management metrics. TARGET SHORT-TERM INCENTIVE – 2024 (€thousand) Chair Carlos Torres Vila 2,286 CEO Onur Genç 1,710 The amount of the STI, in accordance with the corresponding scales of achievement, may range from 0% to 150% of the Target STI. Therefore, the maximum STI pay opportunity for each executive director is limited to 1.5 times their Target STI. 5 In addition, other supplementary incentive schemes may be established, depending on the nature of the business and/or market practices, such as in the case of Retail Banking, Wholesale Banking or Investment Banking businesses, etc. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors 38

The Annual Indicators for the calculation of the 2024 STI of the executive directors are as follows:

ANNUAL INDICATORS (TARGETS 2024)	WEIGHTING
Net attributable profit	20%
RORC	20%
Efficiency ratio	20%
Net Promoter Score (NPS)	15%
Target customers	15%
Channeling of sustainable business	10%



In order to monitor the level of progress toward the strategic priorities, a set of strategic metrics or indicators have been defined, both financial and non-financial, which are integrated into the Group's various management processes, such as the planning and budgeting process, in the prioritization of resources and investments, and which are also used for the purposes of the variable remuneration system. Therefore, the indicators used to calculate the **Short-Term Incentive** are linked to the Bank's strategic priorities.

In this way, the indicators are aligned with the **Group's most relevant management metrics** and are commensurate with the duties performed by the executive directors. In particular, they relate to **capacity to generate profits, efficiency, return on capital, and the current and future risks implicit in the results**, the **degree of customer satisfaction**, **growth in customers** and **the channeling of sustainable business.**

ANNUAL INDICATORS – 2024 STI

Net attributable profit

The net attributable profit (loss) is the net attributable profit (loss) of the Group's consolidated income statement from continued operations and profit after tax from discontinued operations. For remuneration purposes, the profit (loss) is calculated excluding the Group's non-recurring results' amounts from the net attributable profit (loss) of the Group's consolidated income statement.

RORC

The RORC (return on regulatory capital) ratio measures the return in relation to the regulatory capital required to meet the target CET1 fully-loaded ratio. Its calculation formula is as follows:

$$\frac{\textit{Net Attributable Profit}}{\textit{Medium regulatory capital of the Group}}$$

Explanation of the formula: the numerator is the net attributable profit for remuneration purposes described above and the denominator is the average regulatory capital of the Group, defined as risk-weighted assets multiplied by the target CET1 fully-loaded ratio, plus regulatory deductions plus differences of perimeter in equity between regulatory and accounting view minus Solvency minority interests.



"Driving operational excellence"

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors 39 ANNUAL INDICATORS – 2024 STI Effi ciency ratio The Effi ciency ratio measures the percentage of gross income consumed by operating expenses. Its calculation formula is as follows: ????????? ???????? ????? ?????? Explanation of the formula: both the “Operating expenses” and “Gross margin” fi gures are taken from the Group’s consolidated income statement. Operating expenses are the sum of administrative expenses (personnel expenses plus other administrative expenses) plus depreciation. Gross income is the sum of the following items: net interest income, net fees and commissions, net trading income, plus dividend income, share of profi t or loss of entities accounted for using the equity method, other operating income and operating expenses, and assets’ income and expenses of liabilities under insurance or reinsurance contracts. “Driving operational excellence” NPS The Net Promoter Score (NPS) aims to provide information on the level of recommendation of clients for different segments in a differentiated manner (Consumers, SMEs and Commercial), as well as the factors that contribute to such a decision. The achievement of this indicator at Group level is calculated as the weighted average over the net margin of the level of achievement obtained by the different countries according to the targets set for each of them for the different segments in each fi nancial year. For determining the level of achievement of the indicator both its absolute and relative results will be taken into account, in a different proportion, which may vary in accordance with the position that BBVA maintains in each country in the ranking with its peers in the last two years (assessed year and the previous year). Thus, in both cases, the results of the indicator (both absolute and relative) will be measured against the established targets. “Improving our clients’ fi nancial health” Target customers The Target customers indicator allows to monitor the growth of the group of relevant clients in each country, that is, those clients in which the Group wants to grow and retain, in different segments (Consumers, SMEs and Commercial), because it considers them of high value, either for their level of assets, liabilities or transactionality with BBVA. The achievement of this indicator at Group level is calculated as the weighted average over the net margin of the level of achievements obtained by the different countries according to the targets set for each of them for the different segments in each fi nancial year. Thus, to determine the level of achievement, the result of the indicator will be measured against the established targets. “Reaching more clients” Channeling of sustainable business This indicator measures the amount of sustainable business or business that drives sustainability channeled by BBVA and geared towards contributing to the fi ght against climate change and fostering inclusive growth. “Helping our clients transition towards a sustainable future” It is considered as channeling of sustainable business all channeling of fi nancial cash fl ows, in a cumulative way, in relation with activities, clients or products considered sustainable or that drive sustainability in accordance with internal standards (inspired in existing regulations, market standards such as the Green Bond Principles, Social Bond Principles and Sustainability Linked Bond Principles of the International Capital Markets Association, as well as the Green Loan Principles, Social Loan Principles and the Sustainability Linked Loan Principles of the Loan Market Association), the existing regulations and best market practices. The foregoing is understood without prejudice to the fact that said channeling, both initially and subsequently, may not be registered in the income statement. For the determination of the amounts of sustainable business channeled, internal criteria based both on internal and external information, whether public, or made available by clients or by a third party (mainly data providers and independent experts) is used. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors 40

The targets, scales of achievement and weightings established by the Board of Directors in 2024 for each Annual Indicator were as follows:

ANNUAL INDICATORS – 2024 STI			
Indicator	**Weighting**	**Scale**	**Level of achievement**
Net attributable profit	20%	≥ € 9,853 M € 8,957 M ≤ € 6,270 M	150% 100% 0%
Return on Regulatory Capital (RORC)	20%	≥ 21.27% 19.34% ≤13.54%	150% 100% 0%
Efficiency ratio	20%	≤38.05% 41.13% ≥44.21%	150% 100% 0%
Net Promoter Score	15%	150 100 0	150% 100% 0%
Target customers	15%	150 100 0	150% 100% 0%
Channeling of sustainable business	10%	≥ € 98,823 M € 76,349 M ≤€ 58,601 M	150% 100% 0%

Link between the STI and the results of the BBVA Group in 2024

The results of the **Annual Indicators** used to calculate the **Short-Term Incentive** of the executive directors, which **are also the Group indicators used to calculate the Annual Variable Remuneration for the rest of the Group's employees**, are as follows:

- In 2024 the BBVA Group has accrued a **net attributable profit of €10,054 million**, which compares very positively with the figure of €8,019 million of last year (+25.4%). This has been specially driven by the good performance of the recurrent income of the banking business (due to the trend in the clients' spreads, the dynamism of the lending activity and the growth in fees). This same figure has been taken for incentive purposes.


BBVA

- The operating expenses have had a good performance over the year, growing below income (gross margin) and average inflation of the footprint. This had led the **efficiency ratio to 40.0%** versus 41.7% as of the previous year. Meanwhile, loan-loss provisions have increased this year influenced by the increase of the activity and the higher needs of the retail portfolio (to a large extent due to the high growth of these profitable segments over the last years).

- Finally, the strong increase in profit allows for an annual improvement of the profitability level, leading to a **RORC of 21%** (coming from 18.1% last year). The three indicators previously referred to closed the year above the established targets.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors 41 ? Likewise, in 2024, the Bank channeled sustainable business for a total of €92,737 million geared towards the fight against climate change and the drive of inclusive growth, which equally positions the result of the Channelling of sustainable business indicator above the established target. This result, which is the one taken for incentive purposes, does not include the activity of the BBVA Microfinance Foundation. ? Meanwhile, the result of the Net Promoter Score (NPS) has been particularly good in enterprises segments and in countries such as Mexico, which has led to an overachievement of the established target. ? Lastly, the Target customers indicator closed the year slightly below the established target in the different segments, notwithstanding the particularly good performance of Spain and Mexico. The outstanding performance of the Group in 2024 is even more substantial when considering that the targets set for this year were not only very challenging but also well above the projections of the analysts’ consensus when they were approved. For the purposes of determining the degree of achievement of these indicators, following the end of the 2024 financial year, the results of each of them were compared with the previously approved targets and, depending on their degree of achievement (measured against the previously established scales of achievement) and taking into account the weighting assigned to each indicator over the total of the Target Short-Term Incentive, the amounts of the Short-Term Incentive for each beneficiary were determined. Thus, the results obtained in 2024 for the various Annual Indicators reflect an achievement, at an aggregate level, of 126%. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors 42 2024 Long-Term Incentive The Long-Term Incentive is awarded only if the Group reaches the profit and capital ratio thresholds approved in 2024 by the Board of Directors for the accrual of the AVR. Its final amount is calculated taking as a reference the Target LTI determined for each executive director, which represents the amount of the LTI in the event that 100% of the pre-established targets are achieved, and based on the result of the Long-Term Indicators, taking into account the targets, scales of achievement and weightings assigned to each of them. For 2024, the Target Long-Term Incentive of each executive director is as follows: Long-Term Indicators – 2024 LTI The Long-Term Indicators for the calculation of the 2024 Long-Term Incentive and their corresponding weightings were approved by the Board of Directors, following a report from the Remuneration Committee, at the start of financial year 2024. These indicators will also be used to calculate the Long-Term Incentive for the rest of the Identified Staff. As in the case of the Annual Indicators, the indicators for the calculation of the Long-Term Incentive are also strategic indicators that the Bank uses to monitor the progress made toward the strategic priorities, and are an integral part of the Group’s various management processes. Thus, in order to drive the achievement of these strategic objectives, the financial Long-Term Indicators will prioritize sustained profitability over time and the creation of value for shareholders and the Institution. Meanwhile, the non-financial indicators are linked to the Bank’s sustainability goals and objectives, particularly in relation to climate and social matters. TARGET LONG-TERM INCENTIVE –2024 (€thousand) Chair Carlos Torres Vila 1,286 CEO Onur Genç 962 This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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Annual Report on the Remuneration of BBVA Directors 43

LONG-TERM INDICATORS - 2024 LTI (TARGETS AS OF 2027)

Tangible Book Value per share

(*TBV per share*)

"Driving operational excellence"

It represents the shareholder's tangible net worth as it determines the value of the company obtained "on book" or accounting value for each security held by the shareholder, in the event of liquidation. Its calculation formula is as follows:

$$\frac{\textit{Shareholders' funds} + \textit{Accumulated other comprehensive income} - \textit{Intangible assets}}{\textit{Number of shares outstanding} - \textit{Treasury shares}}$$

Explanation of the formula: the figures for "Shareholders' funds", "Accumulated other comprehensive income" and "Intangible assets" are taken from the balance sheet. Shareholders' funds are adjusted to take into account the execution of the "Dividend-option" at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group's results. The denominator includes the final number of shares outstanding excluding own shares (treasury shares). In addition, the denominator is also adjusted to include the result of the capital increase resulting from the execution of the dividend options explained above. Both numerator and denominator take into account period-end balances. For remuneration purposes, with regard to the concepts related to the system of remuneration to shareholders, the amounts distributed to them (which include the amounts distributed with a charge to "Share premium" and "Interim dividends") are adjusted.

For the measurement of the indicator, the compound annual growth rate (CAGR) for the period between January 1, 2024 and December 31, 2027 will be considered.

Relative Total Shareholder Return

(Relative TSR)

"Driving operational excellence"

Relative TSR measures the evolution in the total return for the shareholder as the sum of the revaluation in the share price plus dividends.

For these purposes, the evolution in said indicator for BBVA is compared with that of the Euro Stoxx Banks index during the measurement period.

For the measurement of the indicator, the average price of 31 trading sessions (the 15 sessions before and the 15 sessions after the date in question) of both the index and BBVA will be considered for both the start date (January 1, 2024) and the end date (December 31, 2027) of the measurement.

Euro Stoxx Banks is used as the reference index to compare BBVA's TSR performance against that of its peers because it is an index that specifically represents the banking sector in the Eurozone and, therefore, includes institutions subject to the same supervision and regulation as BBVA. In addition, the use of an index ensures a more objective and neutral measure of market performance.

Decarbonization of the portfolio

"Helping our clients transition towards a sustainable future"

This indicator measures the degree of compliance with the decarbonization targets for certain sectors (i.e. Oil & Gas, Power generation, Automotive, Steel, Cement and Coal) for which the Bank has published specific targets. Each sector has a specific weighting in the overall calculation. Therefore, the final achievement of the indicator will be the sum of the achievement of each sector weighted accordingly based on its weight. Targets for the sectors comprising this indicator are presented this year as the percentage to be achieved in 2027 over the reduction targets set for the period running from December 31, 2022 (baseline scenario) to December 31, 2030.

Percentage of women in management positions

"The best and most engaged team"

This indicator measures the evolution in the percentage of women in the workforce who are part of the BBVA Group's management team. For the measurement of the indicator, that percentage of women as of December 31, 2027 will be considered. The management team at year-end 2024 was composed of 5,810 people, representing 4.6% of the workforce. This indicator is fully aligned with the strategic priority of having the best, most engaged and diverse team, guided by the Bank's Purpose and its values and behaviors. It is also accompanied by other diversity initiatives, including an ambitious Talent plan that provides growth opportunities for all.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors 44

Each Long-Term Indicator has an associated target and achievement scale, also approved by the Board of Directors, following a report from the Remuneration Committee.

The final amount of the LTI, in accordance with the corresponding scales of achievement, may range **from 0% to 150%** of the Target LTI. Therefore, the **maximum LTI pay opportunity** for each executive director is **limited to 1.5 times their Target LTI.**

The Long-Term Indicators for the calculation of the 2024 LTI for the executive directors and for the rest of the Identified Staff, and the targets and scales of achievement set for each of them, are as follows:

LONG-TERM INDICATOR (TARGET AS OF 2027)	Achievement	Weighting
Tangible Book Value per share (TBV per share) (Target on the compound annual growth rate —CAGR— of TBV)	**CAGR 2024-2027**	**40%**
The intermediate points between the tranches of the scale of achievement are calculated by linear interpolation		
CAGR ≤5%	0%	
CAGR = 10%	90%	
CAGR = 12%	100%	
CAGR = 14%	110%	
CAGR ≥16.2%	150%	

LONG-TERM INDICATOR (TARGET AS OF 2027)	Achievement	Weighting
Relative Total Shareholder Return (Relative TSR)	**TSR evolution 2024-2027**	**40%**
The intermediate points between the tranches of the scale of achievement are calculated by linear interpolation		
For TSR = 1 + % of change in the period:		
TSR BBVA / TSR Euro Stoxx Banks ≤ 0.8	0%	
TSR BBVA / TSR Euro Stoxx Banks = 0.9	80%	
TSR BBVA / TSR Euro Stoxx Banks = 1.02	100%	
TSR BBVA / TSR Euro Stoxx Banks ≥ 1.32	150%	

As BBVA is an international financial group with a broad geographical diversification and a presence in emerging countries —mainly in Mexico, Turkey and South America—, the volatility that this may imply has been taken into account when establishing the scale of achievement of the indicator.

For results of BBVA's TSR in relation to Euro Stoxx Banks' TSR below 0.9 (90%), the achievement will be reduced in 8 points for each percentage point dropped, with no amounts being paid if BBVA's TSR in relation to Euro Stoxx Banks' TSR is less than 0.8 (80%).


150
100
50
0
80
100
150
1,02
0,8
0,9
1,32
-10%
-20%
+32%
100

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors 45 LONG-TERM INDICATOR (TARGETS AS OF 2027) Weighting Decarbonization of the portfolio Targets for the sectors comprising this indicator are presented this year as the percentage to be achieved in 2027 over the reduction targets set for the period running from December 31, 2022 (baseline scenario) to December 31, 2030. 15% The intermediate points between the tranches of the scale of achievement are calculated by linear interpolation Sector 1 Weighting Metric Baseline scenario Final scenario Total reduction target Achievement (% over total reduction target) 2022 2030 2022-2030 2027 0% 50% 100% 150% Oil & Gas 25% Absolute upstream emissions 2 (Mn t CO2e) 12.5 9.8 2.7 20% 38% 54% 85% Power generation 25% Emissions intensity (kg CO2e/Mwh) 212 107 105 55% 66% 75% 92% Automotive 10% Emissions intensity (g CO2/km) 195 110 85 53% 63% 73% 92% Steel 10% Emissions intensity (kg CO2/t steel) 1,200 984 216 38% 51% 64% 88% Cement 10% Emissions intensity (kg CO2/t cement) 690 579 111 48% 59% 69% 90% Coal 20% Amount committed 3 € Mn 253 0 253 38% 50% 63% 88% (1) Each sector has a specific weighting in the overall calculation. Therefore, the final achievement of the indicator will be the sum of the achievement of each sector weighted according to its weight. (2) Absolute upstream emissions refer to Oil & Gas exploration and production activities. (3) Total amount committed to customers in developed countries of which a tight monitoring of progress is required. Achieving the targets of the Decarbonization of the portfolio indicator depends to a large extent on the actions of third parties, such as customers, agencies, governments and other stakeholders and, therefore, may be materially affected by such actions, as well as by other exogenous factors that do not depend on BBVA or its management. In particular, the availability and reliability of customer data may affect the targets as a result of, among others, changes or recalculation of emission data by third parties, which are necessary for setting the BBVA target. Consequently, the assessment of the achievement of these targets may be reviewed by the Board of Directors, which may adjust it to neutralize such effects, insofar as possible. LONG-TERM INDICATOR (TARGET AS OF 2027) Achievement Weighting Percentage of women in management positions At year-end 2027 5% The intermediate points between the tranches of the scale of achievement are calculated by linear interpolation ?36% 0% = 36.6% 50% = 37% 100% ? 37.3% 150% This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

BBVA
Annual Report on the Remuneration of BBVA Directors 46

Result of 2024 AVR for executive directors

After verifying compliance with the **Net Attributable Profit and Capital Ratio thresholds** established for 2024 by the Board of Directors and the level of achievement of the Annual Indicators, the Board of Directors, following a report from the Remuneration Committee, has determined, for each executive director, the amount of the 2024 Short-Term Incentive and the initial award of the 2024 Long-Term Incentive for its maximum theoretical amount. The final amount of the LTI will depend on the results of the Long-Term Indicators, which may have a level of achievement between 0% and 150%).

2024 Short-Term Incentive

2024 STI			
Annual Indicators – 2024	Result	Target	Level of achievement
Net attributable profit	€10,054 M	€8,957 M	150%
RORC	20.98%	19.34%	142%
Efficiency ratio	40.00%	41.13%	118%
Net Promoter Score (NPS) [1]	102	100	102%
Target customers [1]	97	100	97%
Channeling of sustainable business [2]	€92,737 M	€76,349 M	136%
Final level of achievement			126%

(1) For the NPS and Target customers indicators, country-level targets have been set. The Group's achievement for these indicators is calculated as the weighted average over the net margin of the level of achievement obtained by the countries.

(2) The result of the "2025 Target" announced by the Bank for channeling sustainable business differs from the result for incentive purposes, as the latter does not take into account the activity of the BBVA Microfinance Foundation.

2024 STI RESULT (€thousand)	
Chair Carlos Torres Vila	2,871
CEO Onur Genç	2,147

2024 Long-Term Incentive

2024 LTI SCENARIOS (€thousand)	Chair	CEO
Level of achievement of Long-Term Indicators' targets	LTI	LTI
0%	*0*	*0*
100% (Target LTI)	*1,286*	*962*
150% (maximum opportunity if all indicators reach their maximum level)	*1,929*	*1,443*

The LTI can only vest at its maximum theoretical amount in the event that the result obtained for all the Long-Term Indicators, measured at 2027 year-end, reaches a degree of achievement of 150%, which would represent an over-achievement of the targets.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors 47 Vesting and payment rules applicable to the 2024 AVR In accordance with the rules described in section 2.2.1., once the amount of the Annual Variable Remuneration corresponding to 2024 (comprised by the STI and the LTI) has been determined, the Upfront Portion, which is exclusively composed by a portion of the STI, will vest and be paid in the first quarter of 2025, 50% in cash and 50% in BBVA shares. The remaining amount will be deferred over a period of five years and paid, if the relevant conditions are met, once each of the five years of deferral has elapsed, without prejudice to any implicit or explicit adjustments that may apply and to the final result of the LTI. The part of the AVR corresponding to the LTI will only start to be paid after the Long-Term Indicators targets’ measurement period (to the result of which its final amount is subject) has elapsed. The Deferred Portion will be paid 40% in cash and 60% in BBVA shares and/or instruments linked to BBVA shares. In accordance with the provisions of the Policy, for the calculation of the share-based part of both the Upfront Portion and the Deferred Portion, the average closing price of the BBVA share between December 15, 2024 (the year to which the AVR corresponds) and January 15, 2025 (the following year), both inclusive, has been taken as a reference, which has been €9.67 per share. Pursuant to the Policy, the Board of Directors, on the proposal of the Remuneration Committee, has determined that a portion of the Deferred AVR in shares corresponding to the 2024 STI of the executive directors is awarded in BBVA stock options. Likewise, in application of the Group General Remuneration Policy, the rest of the Identified Staff will also receive part of their 2024 Annual Variable Remuneration in BBVA stock options, under terms similar to those described for executive directors. More precisely, it has been determined that from the part to be paid in BBVA shares in the framework of the second deferred payment of the STI (i.e. after the second year of deferral has elapsed), 42% will be paid in BBVA stock options, while the remaining 18% will be paid in BBVA shares. Each stock option has a BBVA share as its underlying asset. The number of stock options awarded has been calculated using the fair value of the option, determined on the basis of the reports issued by independent third parties, which is €1.3567. In accordance with the above, 165,332 stock options have been awarded to the Chair and 123,652 stock options have been awarded to the Chief Executive Offi cer. The strike price will be the average closing price of BBVA shares between December 15, 2024 and January 15, 2025, both inclusive, which was €9.67 per share. The stock options will be exercised on their expiration date (February 15, 2029) (two years after delivery in 2027), provided that the closing price of the BBVA share on the expiration date is above the strike price. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors 48

The settlement will be carried out on a differences basis and the resulting amount will be delivered to the executive directors in BBVA shares. The number of shares to be delivered is determined using the following formula:

$$\text{No. of shares} = \frac{[\text{Stock Options} \times (\text{Market Value of the Share} - \text{Strike Price})]}{\text{Market Value of the Share}}$$

Where:

- **No. of shares**: number of BBVA shares, rounding up the excess to the nearest whole number resulting from the exercise of the stock options.
- **Stock Options**: Total number of stock options exercised at the expiration date.
- **Share Market Value**: closing price of the BBVA share corresponding to the expiration date. If this date happens to fall on a non-business day for trading purposes, the closing price of the next trading business day on which trading has not been suspended or closed will be considered for these purposes.
- **Strike price**: the strike price of the stock option will be equivalent to the average closing price for the trading sessions between December 15, 2024 and January 15, 2025 (both inclusive).

In accordance with the foregoing, in 2025 the **Upfront Portion (37%) of the 2024 AVR** will be paid to the executive directors, with the remaining amount, which includes the LTI initially awarded, being deferred for a period of five years. The LTI will be calculated on the basis of the result of the Long-Term Indicators (after 2027 year-end):

UPFRONT PORTION OF 2024 AVR	First payment STI 2024	
Executive director	**Cash (50%) €thousand**	**Number of shares (50%)**
Chair	897	92,803
CEO	671	69,408

The cash amounts of the Upfront Portion of the 2024 AVR for each executive director are shown in section C.1. a) i) "Short-term variable remuneration" of the CNMV Statistical appendix included as section 5 of this Report. In accordance with the CNMV's instructions for completing the Statistical appendix, all the shares of the 2024 AVR (both the Upfront and Deferred Portions) are disclosed for each executive director in section C.1. a) ii) "Financial instruments awarded during 2024". The number of shares pertaining to the Upfront Portion of the 2024 AVR, as well as the price used for its calculation and the "gross profit" taking into account the above data, are reflected for each executive director in the following cells of said section respectively: "Financial instruments vested during the year", "Price of vested shares" and "Gross profit from vested shares or financial instruments (€thousands)".

Moreover, the **2024 Deferred AVR** is subject to explicit ***ex post* risk adjustments**, which may involve the reduction, even to zero, of the part of the Deferred Portion to be vested and paid in each year, if certain capital and liquidity thresholds are not met.

To this end, the Board of Directors, at the proposal of the Remuneration Committee, and following an analysis by the Risk and Compliance Committee, has approved that the capital and liquidity indicators to be taken into account to ensure that the payment of the AVR is made only to the extent that it is sustainable in terms of the Bank's payment capacity, based on its capital and liquidity situation at any given time, are Common Equity Tier 1 (CET1) Fully loaded and Liquidity Coverage Ratio (LCR), with a weighting of 50% each.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors 49 Likewise, the Board of Directors will annually establish the minimum thresholds that shall meet these indicators for the payment of the 2024 Deferred AVR that corresponds in each financial year, as well as their corresponding scales, which may determine its reduction, even to zero. These thresholds and scales will be determined by reference to the Risk Appetite Framework and the supervisory and regulatory requirements at the Group level for the financial year previous to that to which payment is due. In any case, the amount of the 2024 Deferred AVR paid in BBVA shares or in instruments linked to BBVA shares that ultimately vests will incorporate the implicit adjustments inherent to the fluctuations of the BBVA share price. Lastly, the remaining vesting and payment rules for the Annual Variable Remuneration of executive directors set forth in the Policy will apply to the 2024 Annual Variable Remuneration. These rules include the following: (i) the retention of shares and/or instruments received for one year; (ii) hedging and insurance prohibitions; (iii) criteria for updating the deferred cash portion; (iv) malus and clawback arrangements for 100% of the AVR, both in cash and in shares and/or instruments; and (v) variable remuneration limited to 100% of the fixed component of the total remuneration, unless the General Meeting resolves to increase it, up to a maximum of 200%. (b) “Discretionary pension benefits” recognized in 2024 to be contributed in 2025 In accordance with the Policy, 15% of the annual contribution to cover the contingency of retirement of the Chair, i.e. €66 thousand, was recognized in 2024 as “discretionary pension benefits”. Following the end of the financial year, this amount was adjusted in view of the result of the Chair’s 2024 Short-Term Incentive, yielding a figure of €83 thousand, which represents an upwards adjustment of €17 thousand with respect to the initial amount. This amount will be included in the accumulated fund in the 2025 financial year and will be subject, as all “discretionary benefit benefits”, to the conditions established for them in the Policy. (c) Deferred Annual Variable Remuneration from previous financial years payable in 2025 In accordance with the remuneration policies applicable to executive directors in financial years 20236, 2022, 20217 and 20198, for the purpose of aligning remuneration with long-term risks and results, at least 60% of the Annual Variable Remuneration pertaining to those financial years was deferred over time. 8 In 2019, both the Chair and the Chief Executive Offi cer were subject to the BBVA Directors’ Remuneration Policy approved by the General Shareholders’ Meeting held on March 15, 2019. 7 In 2021 and 2022, both the Chair and the Chief Executive Offi cer were subject to the BBVA Directors’ Remuneration Policy approved by the General Shareholders’ Meeting held on April 20, 2021. 6 In 2023, both the Chair and the Chief Executive Offi cer were subject to the BBVA Directors’ Remuneration Policy approved by the General Shareholders’ Meeting held on March 17, 2023 for the years 2023-2026. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors 50

2023 Deferred AVR

A portion of 63% of the 2023 Annual Variable Remuneration of the Chair and the Chief Executive Officer was deferred for a period of five years (the "**2023 Deferred AVR**" or the "**2023 DAVR**"), to be paid after each of the five years of deferral, without prejudice to the corresponding implicit or explicit adjustments, if any, and the final result of the LTI.

The first two payments to be made in 2025 and, as the case may be, in 2026 correspond to the deferred portion of the 2023 Short-Term Incentive (the "**2023 Deferred STI**"), in equal parts each year. The 2023 Deferred STI will be paid 40% in cash and 60% in BBVA shares and/or BBVA stock options.

The last three payments to be made, if so, in 2027, 2028 and 2029 correspond to the 2023 Long-Term Incentive (the "**2023 LTI**"), which will only begin to be paid once the target measurement period for the Long-Term Indicators (at 2026 year-end) to be used to calculate its final amount has elapsed. This will be reported in the Annual Report on the Remuneration of Directors for financial year 2026. The LTI will be paid 40% in cash and 60% in BBVA shares.

At year-end 2024, the **interim result of the Long-Term Indicators** is as follows:

Interim results 2023 LTI Long-Term Indicators			
Long-Term Indicator	Weighting	Result 2023-2024	Target 2026
Tangible Book Value per share *(TBV per share)*	40%	CAGR = 18.25%	CAGR = 12%
Relative Total Shareholder Return (TSR)	40%	TSR BBVA / TSR Euro Stoxx Banks = 1.11	TSR BBVA / TSR Euro Stoxx Banks = 1.02
Long-Term Indicator	Weighting	Result December 31, 2024	Target 2026
Decarbonization of the portfolio [1]	15%	51%	63% [2]
Percentage of women in management positions	5%	35.40%	36.8%

(1) The information presented for this indicator is the result of the aggregation of the different sectors, weighted according to their relative weight.

(2) Percentage to be achieved in 2026 over the reduction targets set for the period running from December 31, 2022 (baseline scenario) to December 31, 2030.

In addition, both the 2023 Deferred STI and the 2023 LTI may undergo explicit ***ex post* risk adjustments** that could reduce the amount payable, even to zero, of the portion that vests and becomes payable in each financial year, in the event that certain thresholds for the capital and liquidity indicators (Common Equity Tier 1 – CET1– and Liquidity Coverage Ratio – LCR–) approved by the Board of Directors are not reached:

2023 Deferred AVR (*ex post* risk adjustments)				
Indicator	Weighting	Result [1] 2024	Threshold for 0% reduction of 2023 DAVR payable in 2025	*Ex post* adjustment 2023 DAVR payable in 2025
Capital CET1 *Fully Loaded*	50%	12.74% ●	≥ 10.50%	0%
Liquidez Liquidity Coverage Ratio (LCR)	50%	146% ●	≥ 110%	0%

(1) Calculated as the average of the indicator results for the 12 months of financial year 2024.

The results of these indicators show that the thresholds approved by the Board of Directors have been met in 2024. Therefore, no adjustment is required that would **imply any reduction in the amount of the 2023 Deferred STI payable in 2025** to the executive directors.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

BBVA

Annual Report on the Remuneration of BBVA Directors 51

First payment of the 2023 Deferred AVR (first payment of the 2023 Deferred STI)

2023 Deferred AVR (€thousand, shares and stock options)										
Executive directors	Maximum amount 2023 DAVR (STI + LTI [1])			2023 DAVR payable in 2025 [2] (STI 1st payment - 17.9% of the DAVR [1])		2023 DAVR payable in 2026 (STI 2nd payment - 17.9% of the DAVR [1])			2023 DAVR payable each year in 2027, 2028 and 2029 (21.4% of the DAVR [1] each year) (LTI)	
	Cash	Shares	Options	Cash [3]	Shares	Cash	Shares	Options	Cash	Shares
Chair	1,202	189,802	189,609	215	38,821	215	11,862	189,609	257	46,373
CEO	899	141,955	141,809	161	29,034	161	8,872	141,809	192	34,683

(1) Assuming the maximum achievement level scenario of the 2023 LTI (150% of Target LTI).

(2) First payment of the executive directors' 2023 Deferred AVR (17.9%), corresponding to the first deferred payment of the 2023 STI. The remaining amount of the 2023 Deferred AVR is deferred for payment in 2026, 2027, 2028 and 2029 and subject to possible ex post risk adjustments that could reduce it. Regarding the amounts to be paid in 2027, 2028 and 2029 corresponding to the 2023 LTI, the final amount will depend on the results of the long-term indicators at the end of the measurement period (i.e. at the end of 2026), which may range between a level of achievement of 0% to 150%.

(3) This amount will be updated by applying the CPI in the amount of €6 thousand for the Chair and €5 thousand for the Chief Executive Officer.

2022 Deferred AVR

A portion of 60% of the 2022 Annual Variable Remuneration of the Chair and the Chief Executive Officer was deferred over a period of five years (the "**2022 Deferred AVR**" or the "**2022 DAVR**"), being payable after each of the five years of deferral has elapsed, in an amount equal to 20% of the 2022 Deferred AVR each year.

The amount of the last three payments to be paid to executive directors after the first three years of deferral (i.e. in 2026, 2027 and 2028, at 20% of the 2022 DAVR each year) will be subject to the outcome of the multi-year performance indicators approved in 2022, which will be disclosed in the relevant Annual Report on the Remuneration of Directors.

2022 Deferred AVR payable in 2025 (second payment - 20% of the 2022 DAVR)

2022 Deferred AVR (€thousand and shares)								
Executive directors	Maximum amount 2022 DAVR		2022 DAVR paid in 2024 (1st payment - 20% of the DAVR)		2022 DAVR payable in 2025 [1] (2nd payment - 20% of the DAVR)		2022 DAVR payable each year in 2026, 2027 and 2028 (3rd, 4th and 5th payments - 20% of the DAVR each year)	
	Cash	Shares	Cash [2]	Shares	Cash [3]	Shares	Cash	Shares
Chair	1,112	284,705	222	56,941	222	56,941	222	56,941
CEO	855	218,965	171	43,793	171	43,793	171	43,793

(1) Second payment of the 2022 Deferred AVR for executive directors (20%). The remaining 60% will be deferred for payment, in equal parts, in 2026, 2027 and 2028, with these three payments being subject to the outcome of the multi-year performance indicators established for the 2022 Deferred AVR and any other *ex post* adjustments that may reduce the amount receivable.

(2) This amount was updated in 2024 by applying the CPI in the amount of €7 thousand for the Chair and €5 thousand for the Chief Executive Officer.

(3) This amount will be updated by applying the CPI in the amount of €13 thousand for the Chair and €10 thousand for the Chief Executive Officer.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors 52 2021 Deferred AVR A portion of 60% of the 2021 Annual Variable Remuneration of the Chair and the Chief Executive Officer was deferred over a period of five years (the “2021 Deferred AVR” or the “2021 DAVR”), being payable after each of the five years of deferral has elapsed, in an amount equal to 20% of the 2021 Deferred AVR each year. Under the terms of the policy governing this remuneration, the amount of the last three payments of the 2021 Deferred AVR payable to the executive directors once the first three years of deferral have elapsed (i.e. 20% of the 2021 Deferred AVR in each of the following years: 2025, 2026 and 2027), was subject to the result of the multi-year performance indicators approved in 2021, such that if the thresholds set for each of them were not met, the amount of the outstanding 2021 Deferred AVR could be reduced, though never increased. Therefore, the amount of the outstanding 2021 Deferred AVR has been determined on the basis of the result of the aforementioned multi-year performance indicators, as detailed below, which has been calculated after the end of the third year of deferral (2024), over a measurement period of three years (2022-2024): With regard to the TSR indicator, which measures the evolution in the total shareholder return, its evolution has been compared with that of the peer group approved by the Board of Directors in 2022, included in Appendix 1, over the three-year period running from January 1, 2022 to December 31, 2024. BBVA has reached the 4th position and, therefore, in application of the threshold for no reduction established for this indicator in 2022 (i.e. being within the 7 first positions), the percentage of reduction is 0% 2021 Deferred AVR (long-term measurement period: 2022–2024) 2021 DAVR Multi-year performance indicators Solvency Liquidity Profi tability CET1 Fully Loaded LCR (Liquidity Coverage Ratio) ROTE (Return on Tangible Equity) TSR (Total Shareholder Return) Weighting 40% 20% 30% 10% Threshold for no reduction ?9.55% ?105% ?2.5% 1st-7th Result 12.73% 153% 17.2% 4th Position % reduction in 2021 DAVR 0% 0% 0% 0% This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors 53

2021 Deferred AVR payable in 2025 (third payment - 20% of the 2021 DAVR)

Based on the results of the multi-year performance indicators for the 2021 Deferred AVR, as measured over the 2022-2024 period, it has been verified that **no reduction should be applied to the outstanding amount of the 2021 Deferred AVR**:

2021 Deferred AVR (€thousand and shares)									
Executive directors	Maximum amount 2021 DAVR		Reduction (*ex post* adjustment)	2021 DAVR paid each year in 2023 and 2024 (1st and 2nd payments - 20% of the DAVR each payment)		2021 DAVR payable in 2025 [1] (3rd payment - 20% of the DAVR)		2021 DAVR payable each year in 2026 and 2027 (4th and 5th payments - 20% of the DAVR each year)	
	Cash	Shares		Cash [2]	Shares	Cash [3]	Shares	Cash	Shares
Chair	1,018	286,625	0%	204	57,325	204	57,325	204	57,325
CEO	774	217,760	0%	155	43,552	155	43,552	155	43,552

(1) Third payment of the 2021 Deferred AVR for executive directors (20%). The remaining 40% is deferred for payment, in equal parts, in 2026 and 2027.

(2) This amount was updated by applying the CPI in 2023, in the amount of €12 thousand euros for the Chair and €9 thousand for the Chief Executive Officer; and in 2024 in the amount of €18 thousand for the Chair and €14 thousand for the Chief Executive Officer.

(3) This amount will be updated by applying the CPI in the amount of €25 thousand for the Chair and €19 thousand for the Chief Executive Officer.

There are no deferred amounts corresponding to the 2020 AVR. The executive directors waived its accrual in view of the exceptional circumstances that arose from the COVID-19 crisis.



This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

BBVA

Annual Report on the Remuneration of BBVA Directors 54

2019 Deferred AVR

A portion of 60% of the 2019 Annual Variable Remuneration of the Chair and the Chief Executive Officer was deferred over a period of five years (the "**2019 Deferred AVR**" or the "**2019 DAVR**"), being payable after the third year of deferral, in an equivalent amount to 60% after that third year, 20% after the fourth year of deferral and the remaining 20% after the fifth year of deferral.

In accordance with the applicable remuneration policy, the **2019 Deferred AVR** was subject to potential *ex post* adjustments based on the result of a series of multi-year performance indicators, approved by the Board of Directors in 2019. Therefore, the amount of the 2019 Deferred AVR could be reduced, but never increased, in the event that the thresholds set for each of them were not met. The result of these indicators was **calculated in 2023** (after the third year of deferral) over a three-year measurement period (2020–2022), revealing that **no reduction should be applied to the amount of the 2019 Deferred AVR**:

2019 Deferred AVR (long-term measurement period: 2020–2022)						
2019 DAVR multi-year performance indicators	Solvency	Liquidity		Profitability		
	CET1 Fully loaded	LtSCD (Loans to stable customer deposits)	LCR (Liquidity Coverage Ratio)	(Net Margin – Loan-Loss Provisions) / Average Total Assets	ROE (Return on Equity)	TSR (Total Shareholder Return)
Weighting	40%	10%	10%	10%	20%	10%
Threshold for no reduction	≥ 9.89%	≤ 140%	≥ 105%	≥ 0.20%	≥ 2.0%	1st to 8th
Result	12.32%	102%	159%	1.26%	10.7%	3rd
% reduction DAVR	0%	0%	0%	0%	0%	0%

The foregoing was disclosed in the Annual Report on the Remuneration of Directors for financial year 2022, which is available to shareholders on the Bank's website[9].

2019 Deferred AVR payable in 2025 (third and last payment - 20% of the 2019 DAVR)

2019 Deferred AVR (€thousand and shares)											
Executive directors	Maximum amount 2019 DAVR		Reduction (*ex post* adjustment)	Final amount 2019 DAVR		2019 DAVR paid in 2023 (1st payment - 60% of the DAVR)		2019 DAVR paid in 2024 (2nd payment - 20% of the DAVR)		2019 DAVR payable in 2025 [1] (3rd payment - 20% of the DAVR)	
	Cash	Shares		Cash	Shares	Cash[2]	Shares	Cash[3]	Shares	Cash[4]	Shares
Chair	763	227,645	0%	763	227,645	458	136,587	153	45,529	153	45,529
CEO	685	204,288	0%	685	204,288	411	122,572	137	40,858	137	40,858

(1) Third and final payment of the 2019 Deferred AVR for executive directors (20%).

(2) This amount was updated in 2023 by applying the CPI in the amount of €55 thousand for the Chair and €49 thousand for the Chief Executive Officer.

(3) This amount was updated in 2024 by applying the CPI in the amount of €24 thousand for the Chair and €21 thousand for the Chief Executive Officer.

(4) This amount will be updated by applying the CPI in the amount of €29 thousand for the Chair and €26 thousand for the Chief Executive Officer.

With this third payment that is due in 2025, payment to the Chair and Chief Executive Officer of the 2019 Deferred AVR is concluded.

[9] https://shareholdersandinvestors.bbva.com/wp-content/uploads/2023/02/15_Annual_Report_on_the_Remuneration_of_BBVA_Directors_Agenda_item_7.pdf

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors 55 In accordance with the CNMV instructions for completing the CNMV Statistical appendix included in section 5 of this Report: (i) the cash amounts of the 2023, 2022, 2021 and 2019 DAVR to be paid in 2025 to executive directors are included in section C.1. a) i) “Long-term variable remuneration” of the CNMV Statistical appendix; and (ii) the number of shares corresponding to the 2023, 2022, 2021 and 2019 DAVR to be delivered in 2025 to executive directors is included in section C.1. a) ii) “Financial instruments vested during the year”. Implicit adjustments to prior years’ Deferred AVR payable in 2025 The part in shares of the Deferred AVR for previous financial years (2023, 2022, 2021 and 2019), the delivery of which corresponds in 2025, reflects the alignment with the interests of shareholders and with the share value. Executive directors assume the risk derived from the evolution of the stock price of the BBVA share during the deferral period, given that the number of shares of the Deferred Portion of the AVR is determined when the remuneration is awarded (considering the average closing price of the BBVA share corresponding to the stock market trading sessions between December 15 of the year to which the Deferred AVR relates and January 15 of the following year, both dates inclusive). However, they will receive the shares at their market price on the date of delivery of the remuneration, once the corresponding years of deferral have elapsed. Moreover, the shares derived from Annual Variable Remuneration of executive directors will be subject to a one year retention period after delivery, as well as to the additional restrictions on the transferability of shares set forth in the BBVA Directors’ Remuneration Policy (see section 2.2.1. in fine). The price used to determine the number of shares deliverable under the Deferred Portion of the AVR was €8.319/share for the 2023 DAVR, €5.857/share for the 2022 DAVR, €5.330/share for the 2021 DAVR, and €5.029/share for the 2019 DAVR. For information purposes (as these shares have not yet been delivered), the price used to estimate the “gross profit of the shares” to be delivered in 2025 included in section C.1 a) ii. of the CNMV Statistical appendix (section 5 of this Report) has been the average closing price of the BBVA share pertaining to the trading sessions between December 15, 2024 and January 15, 2025, both inclusive, which was €9.67/share. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

BBVA Annual Report on the Remuneration of BBVA Directors 56

3.3. Remuneration accrued by non-executive directors in 2024

In application of the remuneration system described in section 2.3., the **breakdown of the individual remuneration accrued by non-executive directors in 2024** is as follows:

A. Annual fixed allowance – 2024

(€thousand)

Non-executive directors [1]	Board of Directors	Executive Committee	Audit Committee	Risk and Compliance Committee	Remuneration Committee	Appointments and Corporate Governance Committee	Technology & Cybersecurity Committee	Other positions [2]	Total 2024	Total 2023
José Miguel Andrés Torrecillas	129	167	165	–	–	115	–	50	625	593
Jaime Caruana Lacorte	129	167	22	107	–	31	–	–	455	502
Enrique Casanueva Nárdiz [3]	107	–	44	71	–	–	–	–	223	–
Sonia Dulá	129	–	66	107	–	–	–	–	302	223
Raúl Galamba de Oliveira	129	–	–	214	–	46	43	80	512	461
Belén Garijo López	129	167	–	–	36	46	–	–	378	416
Connie Hedegaard	129	–	66	–	–	–	–	–	195	173
Lourdes Máiz Carro	129	–	66	–	43	–	–	–	238	238
José Maldonado Ramos [4]	32	42	–	–	–	12	–	–	85	342
Cristina de Parias Halcón [3]	107	–	–	–	–	31	29	–	167	–
Ana Peralta Moreno	129	–	66	–	43	–	–	–	238	238
Juan Pi Llorens [4]	32	–	–	27	–	12	11	–	81	361
Ana Revenga Shanklin	129	–	–	107	86	–	43	–	364	307
Susana Rodríguez Vidarte [5]	–	–	–	–	–	–	–	–	–	112
Carlos Salazar Lomelín	129	–	–	–	43	–	–	–	172	172
Jan Verplancke	129	–	–	–	43	–	43	–	214	214
Total	**1,695**	**542**	**497**	**633**	**293**	**293**	**168**	**130**	**4,250**	**4,350**

(1) Includes amounts corresponding to the positions on the Board and its various Committees, the composition of which was modified on April 26, 2024.

(2) Amounts corresponding to the positions of Deputy Chair of the Board of Directors and Lead Director.

(3) Directors appointed at the General Meeting held on March 15, 2024. Remuneration in 2024 corresponding to the term in office in that financial year.

(4) Directors who left office on March 15, 2024. Remuneration in 2024 corresponding to the term in office in that financial year.

(5) Director who left office on March 17, 2023. Remuneration in 2023 corresponding to the term in office in that financial year.

The amounts relating for 2024 are shown for each non-executive director in section C.1. a) i) "Fixed remuneration" and "Remuneration for membership of Board Committees" of the CNMV Statistical appendix included in section 5 of this Report.

B. Remuneration in kind – 2024

In 2024, the Bank paid remuneration in kind totaling €112 thousand, corresponding to healthcare and accident insurance premiums for non-executive directors.

These amounts are reflected for each non-executive director in section C.1.a) iv) "Breakdown of other items" of the CNMV Statistical appendix included as section 5 of this Report.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

BBVA
Annual Report on the Remuneration of BBVA Directors
57

C. Fixed remuneration system with deferred delivery of BBVA shares – 2024

Non-executive directors	2024		2023	
	Theoretical shares allocated [1]	Theoretical shares accumulated as of December 31	Theoretical shares allocated [1]	Theoretical shares accumulated as of December 31
José Miguel Andrés Torrecillas	13,407	147,455	16,023	134,048
Jaime Caruana Lacorte	11,350	106,310	17,255	94,960
Enrique Casanueva Nárdiz [2]	–	–	–	–
Sonia Dulá [3]	5,042	5,042	–	–
Raúl Galamba de Oliveira	10,423	40,191	10,091	29,768
Belén Garijo López	9,401	110,593	10,603	101,192
Connie Hedegaard	3,914	7,177	3,263	3,263
Lourdes Máiz Carro	5,384	76,977	7,237	71,593
José Maldonado Ramos [4]	7,735	–	10,397	146,874
Cristina de Parias Halcón [2]	–	–	–	–
Ana Peralta Moreno	5,384	47,713	7,237	42,329
Juan Pi Llorens [4]	8,157	–	13,943	148,542
Ana Revenga Shanklin	6,947	31,161	8,035	24,214
Susana Rodríguez Vidarte [5]	–	–	13,648	–
Carlos Salazar Lomelín	3,882	21,012	5,218	17,130
Jan Verplancke	4,851	40,623	6,521	35,772
Total	**95,877**	**634,254**	**129,471**	**849,685**

(1) The price at which the shares were allocated in 2024 and 2023 was €8.84 and €6.58 per share, respectively.

(2) Directors appointed at the General Meeting held on March 15, 2024. Therefore, the allocation of theoretical shares is not due until 2025.

(3) Director appointed at the General Meeting held on March 17, 2023. Therefore, the first allocation of theoretical shares was made in 2024.

(4) Directors who left office on March 15, 2024. In application of the system, José Maldonado Ramos and Juan Pi Llorens received a total of 154,609 and 156,699 BBVA shares, respectively, after leaving office, which is equivalent to the total theoretical shares accumulated up to that date by each of them.

(5) Director who left office on March 17, 2023. In application of the system, she received a total of 191,423 BBVA shares, after leaving office, which was equivalent to the total theoretical shares accumulated up to that date.

The effective delivery of a number of BBVA shares equal to the number of theoretical shares accumulated by each non-executive director, after they cease to hold such office, will only happen provided that this does not occur due to a serious dereliction of duties.

Without prejudice to the fact that this is not a share-based remuneration system, in order to comply with the instructions of the CNMV for the filing of the CNMV Statistical appendix included in section 5 of this Report, the "theoretical shares" allocated to non-executive directors each year have been equated to "shares", even though they are not shares. The theoretical shares allocated in 2024 are included in section C.1 a) ii) "Financial instruments awarded during the year" of the Statistical appendix. Meanwhile, the BBVA shares delivered to the directors who ceased to hold office on March 15, 2024, as well as the delivery price and the "gross profit" considering these data, are included in the following cells of that section, respectively: "Financial instruments vested during the year", "Price of vested shares" and "Gross profit from vested shares or financial instruments (€thousands)".

In accordance with the Policy, **the Bank has not undertaken any pension commitments with its non-executive directors.**

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors 58 Year-on-year variation in remuneration accrued by non-executive directors The year-on-year variation in this remuneration is due to the changes in the composition of the Board and the Board Committees. The amounts corresponding to the positions of Board member and member or chair of the various Committees have not increased since 2007 (although they have been re-allocated to adapt them to the functions of each Committee). 3.4. Variation over time in director remuneration, average employee remuneration and Bank results Pursuant to the provisions of the CNMV Circular 4/2013, section C.2 of the CNMV Statistical appendix (section 5 of this Report) includes a table showing the evolution, over the last five years, in the remuneration accrued by each BBVA director, as well as the consolidated results and average remuneration of the Group’s workforce. The BBVA Group is an international financial group with a broad geographical diversification and a presence in many emerging countries, mainly Mexico and South America, where remuneration is adapted to the local cost of living and, therefore, it is lower than that received in Spain, which is the place where the directors of BBVA, S.A. perform their duties and carry out their functions. The comparison between the remuneration received by the directors of BBVA, S.A., which are the subject of this Report, and the average remuneration of the entire workforce, is therefore distorted if the figure considered is the average remuneration of all BBVA Group employees (at a consolidated level), since these are not comparable figures due to the geographical diversification of the Group. For this reason, below is included, for the sake of transparency and better understanding, the referred information, but also including the data on the average remuneration of the employees of BBVA, S.A., incorporated in Spain, which is where the Bank has its registered office and headquarters. Total remuneration (€thousand) 2024 2023 Variation Annual Fixed Allowance 4,250 4,350 -2.30% Remuneration in kind 112 123 -8.94% This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors 59

	Total amounts accrued (€thousand) and annual variation(%)								
	2024	%Var 2024/2023	2023	%Var 2023/2022	2022	%Var 2022/2021	2021	%Var 2021/2020	2020
Remuneration of directors									
Executive directors									
Carlos Torres Vila	7,938	3.89	7,641	0.80	7,580	22.63	6,181	79.84	3,437
Onur Genç	7,327	9.28	6,705	1.44	6,610	19.31	5,540	37.26	4,036
Non-executive directors									
José Miguel Andrés Torrecillas	636	5.65	602	12.31	536	0.19	535	3.88	515
Jaime Caruana Lacorte	456	-9.16	502	-11.62	568	0.00	568	0.00	568
Enrique Casanueva Nárdiz	223	-	0	-	0	-	0	-	0
Sonia Dulá	302	35.43	223	-	0	-	0	-	0
Raúl Galamba de Oliveira	512	11.06	461	38.86	332	19.00	279	32.86	210
Belén Garijo López	395	-8.56	432	18.68	364	0.28	363	0.55	361
Connie Hedegaard Koksbang	195	12.72	173	61.68	107	-	0	-	0
Lourdes Máiz Carro	261	0.38	260	0.39	259	0.78	257	0.39	256
Cristina de Parias Halcón	341	-	0	-	0	-	0	-	0
Ana Peralta Moreno	248	0.40	247	0.00	247	0.41	246	0.00	246
Ana Revenga Shanklin	364	18.57	307	15.85	265	12.29	236	40.48	168
Carlos Salazar Lomelín	285	19.25	239	-8.87	262	-4.03	273	3.41	264
Jan Verplancke	215	0.00	215	0.00	215	0.00	215	6.97	201
José Maldonado Ramos [1]	108	-70.33	364	1.39	359	0.28	358	0.28	357
Juan Pi Llorens [1]	108	-71.80	383	-20.04	479	-9.79	531	0.76	527
BBVA Group consolidated results [2]	15,405,434	24.05	12,418,738	19.92	10,355,883	42.91	7,246,568	38.09	5,247,609
Average remuneration of BBVA Group employees [3]	48	11.63	43	13.16	38	11.76	34	17.24	29
Average remuneration of BBVA, S.A. employees [4]	87	4.82	83	5.06	79	8.22	73	12.31	65

(1) Directors who left office on March 15, 2024. By virtue of the fixed remuneration system with deferred delivery of BBVA shares to non-executive directors, José Maldonado Ramos and Juan Pi Llorens received, after leaving office, a total of 154,609 BBVA shares and 156,699 BBVA shares, respectively (equivalent to the total theoretical shares accumulated up to that date and at the price of the BBVA share on the day of delivery to each of them).

(2) Profit before tax of the consolidated financial statements for each year.

(3) Average remuneration of employees calculated as the ratio between the remuneration accrued by staff in each financial year (excluding the remuneration of directors) and the weighted average number of employees (excluding the directors) calculated on a full-time equivalent basis. All employees who have been employees of the Company or any of its subsidiary companies (BBVA Group) at any time during each financial year have been included in the calculation of this ratio.

(4) Average remuneration of BBVA, S.A. employees calculated in the same way as the average remuneration of BBVA Group employees set out in footnote 3 above.

For the purposes of this table, the remuneration of executive directors includes all fixed remuneration paid in 2024 and variable remuneration that has vested by the date of this Report, once 2024 financial year has ended and it has been verified that no *ex post* adjustments (including *malus* arrangements) preventing or limiting its payments apply.

In particular, for financial year 2024, the amount specified includes, on the one hand, the Annual Fixed Remuneration, the remuneration in kind, the amounts corresponding to the insurance premiums for the coverage of death and disability contingencies within the pension schemes of executive directors, and the fixed allowances of the Chair and the Chief Executive Officer and, on the other hand, the Annual Variable Remuneration vested as of the date of this Report, which includes:

- Upfront Portion of the 2024 AVR; and
- Deferred AVR from previous financial years payment of which falls due in 2025, as well as the update of the cash amount pursuant to the CPI:
  - First payment of the 2023 Deferred AVR (17.9% of the 2023 DAVR)
  - Second payment of 2022 Deferred AVR (20% of 2022 DAVR)
  - Third payment of 2021 Deferred AVR (20% of the 2021 DAVR)
  - Third and final payment of the 2019 Deferred AVR (20% of the 2019 Deferred AVR)


€

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors 60 3.5. Other matters relating to the 2024 financial year A. Payments due to termination of contractual relationship The Bank has not undertaken any commitments to make severance payments to its directors upon termination of their contractual relationship, and nor has it made any other commitments to make payments resulting from the early termination of office. The directors did not accrue or receive any payment of this kind during the financial year last ended. B. Post-contractual non-compete arrangement No amount was paid for this item in 2024, as no executive directors ceased to hold such office during the year. C. Loans, advances and guarantees The directors did not accrue any remuneration in the form of, or resulting from, advances, loans or guarantees in 2024. D. Application of malus and clawback arrangements The Policy establishes mechanisms to reduce or recoup up to 100% of the Annual Variable Remuneration of each executive director, through malus and clawback clauses, on the same terms as those applicable to the rest of the Identified Staff. These clauses are set out in the BBVA Directors’ Remuneration Policy published on the Bank’s website. In 2024, the variable remuneration of executive directors was neither reduced nor clawed back. E. Remuneration paid by other Group companies In 2024, non-executive directors Carlos Salazar Lomelín and Cristina de Parias Halcón received €113 thousand and €72 thousand as per diems for their attendance to the meetings of the management body of BBVA México, S.A. de C.V. and Grupo Financiero BBVA México, S.A. de C.V. and, in addition, in the case of Carlos Salazar Lomelín, of the strategy forum of BBVA México, S.A. de C.V. In 2021, the Board of Directors of BBVA authorized the granting by BBVA Mexico of a credit transaction in favor of non-executive director Carlos Salazar Lomelín, for the sum of €909 thousand. Additionally, in 2024, it authorized the granting by BBVA Mexico of a new credit risk transaction in favor of this director, which amounted to €1,906 thousand. Both transactions remain in force as of the date of this Report. However, they do not constitute remuneration, as they were both granted under market conditions and no preferential treatment as a result of his status as a director was given. For this reason, these amounts10 are not included in the CNMV Statistical appendix included in section 5 of this Report. This amount is included in section C.1. b) i) “Remuneration of directors of the listed company for membership of the board of directors of subsidiary companies i) Remuneration accrued in cash”, of the CNMV Statistical appendix included in section 5 of this Report. 10 Amounts in euros calculated using the exchange rate of December 31, 2021 (PMX/EUR) and December 31, 2024 (USD/EUR), respectively. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors 61 F. Other remuneration In 2024, Cristina de Parias Halcón received €56 thousand and 14,697 BBVA shares corresponding to the deferred portion of the Annual Variable Remuneration accrued in 2018 and 2019 in her former position as Senior Manager of BBVA. In 2025, is due the last payment of the deferred portion of the Annual variable Remuneration accrued in 2019 (€30 thousand and 7,593 BBVA shares). There are no further remuneration items beyond those described in the preceding paragraphs, nor did the directors accrue any additional, supplementary or different remuneration in the financial year last ended beyond those indicated in this Report. In accordance with the CNMV instructions for completing the CNMV Statistical appendix included in section 5 of this Report: (i) the cash amount of the 2019 DAVR to be paid in 2025 is included in section C.1. a) i) “Long-term variable remuneration” of the CNMV Statistical appendix; and (ii) the number of shares corresponding to the 2019 DAVR to be delivered in 2025 is included in section C.1. a) ii) “Financial instruments vested during the year”. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors 62 4. BBVA Group General Remuneration Policy BBVA has a Group General Remuneration Policy that is generally applicable to all employees and senior managers of BBVA and the companies that comprise its Group and which is geared towards the recurrent creation of value, the execution of the strategy defined by the Group and the alignment of the interests of its employees and shareholders with prudent risk management. The Group General Remuneration Policy is one of the elements devised by the Board of Directors, as part of the Bank’s Corporate Governance System, to promote proper management and oversight of the Bank and its Group, and is based on the same principles as the Directors’ Remuneration Policy, as described in section 2. This Policy includes a section containing the specific rules applicable to the Identified Staff of BBVA and its Group, which includes members of the Board of Directors11 and BBVA Senior Management. These rules have been established in accordance with the regulations and recommendations applicable to the remuneration schemes of such staff and, in particular, with the provisions of Act 10/2014, of June 26, on the regulation, supervision and solvency of credit institutions and its implementing regulations. These rules aim to further align BBVA’s remuneration practices with applicable regulations, good governance recommendations and best market practices. The result is an incentive scheme that is geared towards aligning the remuneration of the members of the Identified Staff with the creation of value and the Group’s business strategy and long-term objectives, values and interests, as well as and with prudent risk management, including elements which are aimed at reducing exposure to excessive risks. In the total remuneration of the members of the Identified Staff, the fixed and variable components shall be appropriately balanced, ensuring a fully flexible policy with regard to payment of the variable components such that they may be reduced, even to zero. For these purposes, the Bank has defined “target” ratios between the main components of total remuneration (fixed/variable), taking into account both the duties carried out by each member of the Identified Staff and their impact on the risk profile. To strengthen the independence and objectivity of the control functions and to better reflect the nature of their duties, the fixed components of their remuneration have a greater weight than the variable components, with the latter being, mostly, related to the specific targets of the function and the individual targets of each beneficiary. 11 All members of the Board of Directors of BBVA are members of the Identifi ed Staff by virtue of applicable regulations. However, their remuneration is governed by a specifi c remuneration policy, as described in section 2 of this Report, and they are therefore expressly excluded from the scope of application of the Group General Remuneration Policy. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors 63 The variable component of remuneration for a given financial year shall be limited to a maximum amount of 100% of the fixed component of total remuneration, unless the General Shareholders’ Meeting resolves to increase this percentage, up to a maximum of 200%. The Annual Variable Remuneration of the members of the Identified Staff includes, as well as that of the executive directors, a Short-Term Incentive and a Long-Term Incentive, for the award of which the profit and capital ratio thresholds approved by the Board of Directors, which constitute a minimum level for the accrual of variable remuneration for all the Group’s employees, must be met. The rules for the accrual, award, vesting and payment of the Annual Variable Remuneration of the members of the Identified Staff, including Senior Management, are the same as those applicable to executive directors, although these include certain specific features deriving from their status as directors, and therefore, include: ? Deferral period: at least 40% of the Annual Variable Remuneration ?60% for members of the Identified Staff with particularly high variable remuneration and members of BBVA Senior Management? shall be deferred for a period of four years. For members of BBVA’s Senior Management, as for executive directors, the deferral period will be five years. ? Payment in shares or instruments linked to shares: 50% of the Annual Variable Remuneration, including both the Upfront Portion and the Deferred Portion, will be paid in BBVA shares or in instruments linked to BBVA shares. For members of Senior Management, as well as for executive directors, the percentage will be 50% of the Initial Portion and 60% of the Deferred Portion. ? Retention period for the shares or instruments: shares or instruments awarded as Annual Variable Remuneration will be withheld for one year running from date of delivery. The foregoing shall not apply to those shares that need to be sold in order to meet the payment of taxes accruing on delivery of the shares and/or instruments. ? Prohibition on hedging strategies: the use of personal hedging strategies and insurance relating to variable remuneration and liability that could undermine the effects of alignment with prudent risk management is prohibited. ? Ex post risk adjustments: the Deferred Portion of the Annual Variable Remuneration may undergo certain ex post risk adjustments, under the same terms as for the executive directors, meaning that it will not vest, or may be reduced, if certain capital and liquidity thresholds are not met. ? Malus and clawback arrangements: the entire Annual Variable Remuneration of the members of the Identified Staff, both the part in cash and the part in BBVA shares or instruments linked to BBVA shares, will be subject to reduction and recoupment arrangements over the entire period of deferral and retention of the shares or instruments. As a result, the BBVA Group has been implementing a consistent remuneration policy over time that contributes to the execution of the strategy and sustainable performance, and that is aligned with the long-term interests of the Institution, the interests of its shareholders and prudent risk management. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of Directors of BBVA 64 5. CNMV Statistical appendix B. Overall summary of how the Remuneration Policy was applied during the year last ended B.4 Report on the result of the consultative vote at the General Shareholders’ Meeting on the annual report on remuneration in the previous year, indicating the number of votes in favor, votes against, abstentions and blank ballots issued: Number % of total Votes cast 4,147,118,488 71.04% Number % of votes cast Votes against 199,044,283 4.80% Votes for 3,939,727,103 95.00% Blank votes 0 0.00% Abstentions 8,347,102 0.20% BBVA shareholders have consistently shown a signifi cant percentage of support for the remuneration proposals put forward by the Board of Directors, at the proposal of the Remuneration Committee. In particular, at the General Shareholders’ Meeting held on March 15, 2024, 95.00% of votes were cast in favor of the Annual Report on the Remuneration of Directors for the 2023 fi nancial year. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

BBVA
Annual Report on the Remuneration of Directors of BBVA 65

C. Detail of the individual remuneration of each director

Name	Type	Accrual period – financial year 2024
Carlos Torres Vila	Executive Chair	01/01/2024 to 31/12/2024
Onur Genç	Chief Executive Officer	01/01/2024 to 31/12/2024
José Miguel Andrés Torrecillas	Independent Deputy Chair	01/01/2024 to 31/12/2024
Jaime Félix Caruana Lacorte	Independent director	01/01/2024 to 31/12/2024
Enrique Casanueva Nárdiz	Independent director	15/03/2024 to 31/12/2024
Sonia Lilia Dulá	Independent director	01/01/2024 to 31/12/2024
Raúl Catarino Galamba de Oliveira	Lead Independent Director	01/01/2024 to 31/12/2024
Belén Garijo López	Other non-executive director	01/01/2024 to 31/12/2024
Connie Hedegaard Koksbang	Independent director	01/01/2024 to 31/12/2024
Lourdes Máiz Carro	Independent director	01/01/2024 to 31/12/2024
Cristina de Parias Halcón	Other non-executive director	15/03/2024 to 31/12/2024
Ana Cristina Peralta Moreno	Independent director	01/01/2024 to 31/12/2024
Ana Leonor Revenga Shanklin	Independent director	01/01/2024 to 31/12/2024
Carlos Vicente Salazar Lomelín	Other non-executive director	01/01/2024 to 31/12/2024
Jan Paul Marie Francis Verplancke	Independent director	01/01/2024 to 31/12/2024
José Maldonado Ramos	Other non-executive director	01/01/2024 to 15/03/2024
Juan Pi Llorens	Independent director	01/01/2024 to 15/03/2024

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

BBVA
Annual Report on the Remuneration of Directors of BBVA 66

C.1 Complete the following tables regarding the individual remuneration of each director (including remuneration for executive functions) accrued during the year

a) Remuneration from the company subject of this report:

i) Remuneration accrued in cash (€thousand)

Name	Fixed remuneration	Attendance fees	Remuneration for membership of board committees	Salary	Short-term variable remuneration	Long-term variable remuneration	Severance payments	Other items	Total year 2024	Total year 2023
Carlos Torres Vila				2,924	897	867		41	4,729	4,622
Onur Genç				2,179	671	683		1,254	4,787	4,607
José Miguel Andrés Torrecillas	179		447						626	593
Jaime Félix Caruana Lacorte	129		327						456	502
Enrique Casanueva Nárdiz	107		116						223	
Sonia Lilia Dulá	129		173						302	223
Raúl Catarino Galamba de Oliveira	209		303						512	461
Belén Garijo López	129		249						378	416
Connie Hedegaard Koksbang	129		66						195	173
Lourdes Máiz Carro	129		109						238	238
Cristina de Parias Halcón	107		59			30			196	
Ana Cristina Peralta Moreno	129		109						238	238
Ana Leonor Revenga Shanklin	129		235						364	307
Carlos Vicente Salazar Lomelín	129		43						172	172
Jan Paul Marie Francis Verplancke	129		86						215	215
José Maldonado Ramos	32		53						85	342
Juan Pi Llorens	32		49						81	361

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of Directors of BBVA 67 The fi gures included in this table may show non-signifi cant variations with respect to other public documents containing information on the remuneration of BBVA directors due to the need to complete this Report using fi gures in thousands of euros. The amounts included in the “Short-term variable remuneration” and “Long-term variable remuneration” cells for executive directors relate to: • Short-term variable remuneration: Upfront Portion of the 2024 Annual Variable Remuneration in cash, payable in 2025. • Long-term variable remuneration: Deferred Portion of the Annual Variable Remuneration from previous fi nancial years, in cash, payable in 2025, including its update as per CPI:—fi rst payment of the Deferred Portion of the 2023 AVR (17.9% of the 2023 DAVR, assuming the maximum achievement level scenario of the 2023 LTI: 150% of Target LTI);—second payment of the Deferred Portion of the 2022 AVR (20% of the 2022 DAVR);—third payment of the Deferred Portion of the 2021 AVR (20% of the 2021 DAVR); and—third and fi nal payment of the Deferred Portion of the 2019 AVR (20% of the 2019 DAVR). In the case of Cristina de Parias Halcón, the amount included under “Long-term variable remuneration” corresponds to the last payment of the deferred portion in cash, including its update as per CPI, of the Annual Variable Remuneration accrued in 2019 in her former condition of Senior Manager of BBVA, which is due in 2025. The remuneration included under “Other items” corresponds to the vehicle rental and ADSL allowances in the case of the Chair and, in the case of the Chief Executive Offi cer, to the commitments assumed in his favor relating to the payment of an annual amount, in lieu of a contribution to cover the retirement contingency (“cash in lieu of pension”), in an amount equivalent to 30% of the Annual Fixed Remuneration in force at any given time, and an annual amount as a mobility allowance. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

BBVA

Annual Report on the Remuneration of Directors of BBVA 68

ii) Table of evolution in share-based remuneration schemes and gross profit from vested shares or financial instruments

Name	Name of plan	Financial instruments at the beginning of 2024		Financial instruments awarded during 2024		Financial instruments vested during the year				Instruments expired and not exercised	Financial instruments at the end of 2024	
		No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent / vested shares	Price of vested shares	Gross profit from vested shares or financial instruments (€thousand)	No. of instruments	No. of instruments	No. of equivalent shares
Carlos Torres Vila	2024 AVR in shares			256,131	256,131	92,803	92,803	9.67	897		163,328	163,328
	2024 AVR in stock options			165,332	165,332			0.00			165,332	165,332
	2023 DAVR in shares	189,802	189,802			38,821	38,821	9.67	375		150,981	150,981
	2023 DAVR in stock options	189,609	189,609					0.00			189,609	189,609
	2022 DAVR in shares	227,764	227,764			56,941	56,941	9.67	551		170,823	170,823
	2021 DAVR in shares	171,975	171,975			57,325	57,325	9.67	554		114,650	114,650
	2019 DAVR in shares	45,529	45,529			45,529	45,529	9.67	440			
Onur Genç	2024 AVR in shares			191,559	191,559	69,408	69,408	9.67	671		122,151	122,151
	2024 AVR in stock options			123,652	123,652			0.00			123,652	123,652
	2023 DAVR in shares	141,955	141,955			29,034	29,034	9.67	281		112,921	112,921
	2023 DAVR in stock options	141,809	141,809					0.00			141,809	141,809
	2022 DAVR in shares	175,172	175,172			43,793	43,793	9.67	423		131,379	131,379
	2021 DAVR in shares	130,656	130,656			43,552	43,552	9.67	421		87,104	87,104
	2019 DAVR in shares	40,858	40,858			40,858	40,858	9.67	395			
José Miguel Andrés Torrecillas	Fixed remuneration system with deferred delivery of shares	134,048	134,048	13,407	13,407			0.00			147,455	147,455

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

BBVA Annual Report on the Remuneration of Directors of BBVA 69

Jaime Félix Caruana Lacorte	Fixed remuneration system with deferred delivery of shares	94,960	94,960	11,350	11,350			0.00			106,310	106,310
Enrique Casanueva Nárdiz	Fixed remuneration system with deferred delivery of shares							0.00				
Sonia Lilia Dulá	Fixed remuneration system with deferred delivery of shares			5,042	5,042			0.00			5,042	5,042
Raúl Catarino Galamba de Oliveira	Fixed remuneration system with deferred delivery of shares	29,768	29,768	10,423	10,423			0.00			40,191	40,191
Belén Garijo López	Fixed remuneration system with deferred delivery of shares	101,192	101,192	9,401	9,401			0.00			110,593	110,593
Connie Hedegaard Koksbang	Fixed remuneration system with deferred delivery of shares	3,263	3,263	3,914	3,914			0.00			7,177	7,177
Lourdes Máiz Carro	Fixed remuneration system with deferred delivery of shares	71,593	71,593	5,384	5,384			0.00			76,977	76,977
Cristina de Parias Halcón	Fixed remuneration system with deferred delivery of shares							0.00				
	2019 DVAR in shares accrued in her former condition of BBVA Senior Manager	7,593	7,593			7,593	7,593	9.67	73			
Ana Cristina Peralta Moreno	Fixed remuneration system with deferred delivery of shares	42,329	42,329	5,384	5,384			0.00			47,713	47,713
Ana Leonor Revenga Shanklin	Fixed remuneration system with deferred delivery of shares	24,214	24,214	6,947	6,947			0.00			31,161	31,161
Carlos Vicente Salazar Lomelín	Fixed remuneration system with deferred delivery of shares	17,130	17,130	3,882	3,882			0.00			21,012	21,012
Jan Paul Marie Francis Verplancke	Fixed remuneration system with deferred delivery of shares	35,772	35,772	4,851	4,851			0.00			40,623	40,623
José Maldonado Ramos	Fixed remuneration system with deferred delivery of shares	146,874	146,874	7,735	7,735	154,609	154,609	10.00	1,546			
Juan Pi Llorens	Fixed remuneration system with deferred delivery of shares	148,542	148,542	8,157	8,157	156,699	156,699	11.10	1,739			

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

BBVA
Annual Report on the Remuneration of Directors of BBVA 70

For the **executive directors**:

- The amounts included in the cells **"Financial instruments at the beginning of 2024"** and **"Financial instruments at the end of 2024"** correspond to the number of shares awarded and not yet vested at the beginning and end of 2024, respectively.

- The amounts included in the cell **"Financial instruments awarded during 2024"** correspond to the total shares and instruments awarded under the 2024 AVR, although the portion corresponding to the 2024 LTI, amounting to 119,709 shares in the case of the Chair and 89,529 shares in the case of the Chief Executive Officer, is conditional on the outcome of the Long-Term Indicators, which will determine the final amount of the LTI, both in cash and in BBVA shares.

- The amounts included in the cell **"Financial instruments vested during the year"** correspond to:

  - Short-term variable remuneration: Upfront Portion of the 2024 AVR in shares, to be delivered in 2025.

  - Long-term variable remuneration: Deferred Portion of the Annual Variable Remuneration from previous financial years, in shares, to be delivered in 2025:

    - first payment of the Deferred Portion of the 2023 AVR (17.9% of the 2023 DAVR, assuming the maximum achievement level scenario of the 2023 LTI: 150% of Target LTI);
    - second payment of the Deferred Portion of the 2022 AVR (20% of the 2022 DAVR);
    - third payment of the Deferred Portion of the 2021 AVR (20% of the 2021 DAVR); and
    - third and final payment of the Deferred Portion of the 2019 AVR (20% of the 2019 DAVR).

Given that, as of the date of drafting of this Report, these shares have not been delivered to their beneficiaries, for the purpose of calculating their cash value, the same average price as that used to calculate the component in shares of the 2024 AVR has been used. Thus, the average closing price of the BBVA share for the trading sessions running from December 15, 2024 to January 15, 2025 has been taken as a reference, which was €9.67 per share.

The price initially used to determine the number of shares corresponding to the Deferred Portion of the 2023, 2022, 2021 and 2019 AVR was, in accordance with the policies applicable in those financial years, the average closing price of the BBVA share over the trading sessions running from 15 December of the year to which the AVR related to 15 January of the following year. For the 2023 DAVR, it was €8.319 per share; for the 2022 DAVR, it was €5.857 per share; for the 2021 DAVR, it was €5.330 per share; and for the 2019 DAVR, it was €5.029 per share.

For the **non-executive directors**:

- The amounts included in the cell **"Financial instruments at the beginning of 2024"** correspond to the theoretical shares that the non-executive directors had accumulated at the beginning of 2024 under the fixed remuneration system with deferred delivery of BBVA shares, as set out in sections 2.3 and 3.3 of this Report. However, these theoretical shares do not constitute a financial instrument, are not listed on any market and are not available to the directors.

- The amounts included in the cell **"Financial instruments awarded during 2024"** correspond to the theoretical shares allocated to each non-executive director in the year (equivalent to 20% of the total annual fixed allowance in cash received by each of them in 2023). These theoretical shares have not been delivered since, in accordance with the provisions of the Policy, the equivalent number of BBVA shares will only be delivered after the director ceases to hold office for any reason other than a serious dereliction of duties.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

BBVA
Annual Report on the Remuneration of Directors of BBVA 71

- The amounts included in the cell **"Financial instruments vested during the year"** correspond to the BBVA shares received by the non-executive directors José Maldonado Ramos and Juan Pi Llorens, who left office in 2024, which are equivalent to the total theoretical shares accumulated by each of them under the system up to the date of their departure, and which were delivered at a the BBVA share price on the date of delivery).
- The amounts included in the cell **"Financial instruments at the end of 2024"** correspond to the theoretical shares accumulated by each non-executive director as of December 31, 2024. However, these theoretical shares do not constitute a financial instrument, are not listed on any market and are not available to the directors.

In the case of Cristina de Parias Halcón, the amount included in the cell "Financial instruments at the beginning of 2024" corresponds to the shares of the last payment of the deferred portion of the Annual Variable Remuneration accrued in 2019 in her former condition of BBVA Senior Management, which is due in 2025. Therefore, these shares are also included in the cell "Financial instruments vested during the year". Given that, as of the date of drafting of this Report, these shares have not been delivered, for the purpose of calculating their cash value, the average closing price of the BBVA share for the trading sessions running from December 15, 2024 to January 15, 2025 has been taken as a reference, which was €9.67 per share.

iii) Long-term savings schemes

Remuneration from vesting of rights to savings schemes
No data

Name	Contribution for the year by the company (€thousand)				Amount of accumulated funds (€thousand)			
	Savings schemes with vested economic rights		Savings schemes with non-vested economic rights		Savings schemes with vested economic rights		Savings schemes with non-vested economic rights	
	2024	2023	2024	2023	2024	2023	2024	2023
Carlos Torres Vila			456	458			26,893	24,759

The cells **"Contribution for the year by the company. Savings schemes with non-vested economic rights"** include the contributions recognized in the financial year to meet the commitments with the Chair regarding pension systems for the coverage of the retirement contingency. These contributions correspond to the sum of the annual contribution to the retirement pension plus the adjustment made to the "discretionary pension benefits." The Bank has not undertaken any pension commitments in respect of the Chief Executive Officer to cover the contingency of retirement.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of Directors of BBVA 72 iv) Breakdown of other items Name Item Amount of remuneration Carlos Torres Vila Healthcare insurance premiums and non-chargeable tax payments on account made by the employer on insurance premiums 140 Insurance premiums associated with the contingencies of death and disability 252 Onur Genç Healthcare insurance premiums and non-chargeable tax payments on account made by the employer on insurance premiums 128 Insurance premiums associated with the contingencies of death and disability 221 José Miguel Andrés Torrecillas Health insurance and accident insurance premiums 10 Belén Garijo López Health insurance and accident insurance premiums 17 Lourdes Máiz Carro Health insurance and accident insurance premiums 23 Ana Cristina Peralta Moreno Health insurance and accident insurance premiums 10 José Maldonado Ramos Health insurance and accident insurance premiums 23 Juan Pi Llorens Health insurance and accident insurance premiums 27 The remaining non-executive directors are also benefi ciaries of accident insurance. Its premiums are not included in the table above as, individually, the amount for each of them is less than €1 thousand. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of Directors of BBVA 73 b) Remuneration of directors of the listed company for their membership of the management bodies of its subsidiaries: i) Remuneration accrued in cash (€thousand) ii) Table of evolution in share-based remuneration schemes and gross profit from vested shares or financial instruments Name Fixed remuneration Attendance fees Remuneration for membership of board committees Salary Short-term variable remuneration Long-term variable remuneration Severance payments Other items Total year 2024 Total year 2023 Cristina de Parias Halcón 72 72 Carlos Vicente Salazar Lomelín 113 113 67 This remuneration corresponds to the fees for attending the meetings of the management body of BBVA México, S.A. de C.V. and Grupo Financiero BBVA México, S.A. de C.V., as well as, in the case of Carlos Salazar Lomelín, of the strategy forum of BBVA México, S.A. de C.V. Name Name of plan Financial instruments at the beginning of 2024 Financial instruments awarded during 2024 Financial instruments vested during the year Instruments expired and not exercised Financial instruments at the end of 2024 No. of instruments No. of equivalent shares No. of instruments No. of equivalent shares No. of instruments No. of equivalent / vested shares Price of vested shares Gross profi t from vested shares or fi nancial instruments (€thousand) No. of instruments No. of instruments No. of equivalent shares No data This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of Directors of BBVA 74 iii) Long-term savings schemes iv) Breakdown of other items Remuneration from vesting of rights to savings schemes No data Contribution for the year by the company (€thousand) Amount of accumulated funds (€thousand) Name Savings schemes with vested economic rights Savings schemes with non-vested economic rights Savings schemes with vested economic rights Savings schemes with non-vested economic rights 2024 2023 2024 2023 2024 2023 2024 2023 No data Name Item Amount of remuneration No data This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

BBVA
Annual Report on the Remuneration of Directors of BBVA 75

c) Summary of remuneration (€thousand):

This summary must include the amounts corresponding to all the remuneration items included in this report which have been accrued by the director, in €thousand

Name	Remuneration accrued in the Company					Remuneration accrued in group companies						
	Total cash remuneration	Gross profit from vested shares or financial instruments	Remuneration from savings schemes	Other items of remuneration	Total in 2024 company	Total cash remuneration	Gross profit from vested shares or financial instruments	Remuneration from savings schemes	Other items of remuneration	Total in 2024 group	Total year 2024 company + group
Carlos Torres Vila	4,729	2,817		392	7,938						7,938
Onur Genç	4,787	2,191		349	7,327						7,327
José Miguel Andrés Torrecillas	626			10	636						636
Jaime Félix Caruana Lacorte	456				456						456
Enrique Casanueva Nárdiz	223				223						223
Sonia Lilia Dulá	302				302						302
Raúl Catarino Galamba de Oliveira	512				512						512
Belén Garijo López	378			17	395						395
Connie Hedegaard Koksbang	195				195						195
Lourdes Máiz Carro	238			23	261						261
Cristina de Parias Halcón	196	73*			269	72				72	341
Ana Cristina Peralta Moreno	238			10	248						248
Ana Leonor Revenga Shanklin	364				364						364
Carlos Vicente Salazar Lomelín	172				172	113				113	285
Jan Paul Marie Francis Verplancke	215				215						215
José Maldonado Ramos	85	1,546**		23	1,654						1,654
Juan Pi Llorens	81	1,739**		27	1,847						1,847
Total	**13,797**	**8,366**		**851**	**23,014**	**185**				**185**	**23,199**

* *Amount relating to the monetization of the BBVA shares derived from the last payment of Deferred Annual Variable Remuneration accrued in 2019 in her former condition of BBVA's Senior Manager, which is due in 2025.*

** *Amounts relating to the value of the BBVA shares delivered, after they left office, to directors who left office on March 15, 2024, in application of the fixed remuneration system with deferred delivery of BBVA shares for non-executive directors.*

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

BBVA

Annual Report on the Remuneration of Directors of BBVA 76

C.2 Indicate the evolution in the last 5 years of the amount and percentage variation of the remuneration accrued by each of the directors of the listed company who have held this position during the year, the consolidated results of the company and the average remuneration on an equivalent basis with regard to full-time employees of the company and its subsidiaries that are not directors of the listed company

	Total amounts accrued (€thousand) and annual variation (%)								
	Year 2024	% variation 2024/2023	Year 2023	% variation 2023/2022	Year 2022	% variation 2022/2021	Year 2021	% variation 2021/2020	Year 2020
Executive directors									
Carlos Torres Vila	7,938	3.89	7,641	0.80	7,580	22.63	6,181	79.84	3,437
Onur Genç	7,327	9.28	6,705	1.44	6,610	19.31	5,540	37.26	4,036
Non-executive directors									
José Miguel Andrés Torrecillas	636	5.65	602	12.31	536	0.19	535	3.88	515
Jaime Félix Caruana Lacorte	456	-9.16	502	-11.62	568	0.00	568	0.00	568
Enrique Casanueva Nárdiz	223	-	0	-	0	-	0	-	0
Sonia Lilia Dulá	302	35.43	223	-	0	-	0	-	0
Raúl Catarino Galamba de Oliveira	512	11.06	461	38.86	332	19.00	279	32.86	210
Belén Garijo López	395	-8.56	432	18.68	364	0.28	363	0.55	361
Connie Hedegaard Koksbang	195	12.72	173	61.68	107	-	0	-	0
Lourdes Máiz Carro	261	0.38	260	0.39	259	0.78	257	0.39	256
Cristina de Parias Halcón	341	-	0	-	0	-	0	-	0
Ana Cristina Peralta Moreno	248	0.40	247	0.00	247	0.41	246	0.00	246
Ana Leonor Revenga Shanklin	364	18.57	307	15.85	265	12.29	236	40.48	168
Carlos Vicente Salazar Lomelín	285	19.25	239	-8.87	262	-4.03	273	3.41	264
Jan Paul Marie Francis Verplancke	215	0.00	215	0.00	215	0.00	215	6.97	201
José Maldonado Ramos	1,654	354.40	364	1.39	359	0.28	358	0.28	357
Juan Pi Llorens	1,847	382.25	383	-20.04	479	-9.79	531	0.76	527
Consolidated results of the company	15,405,434	24.05	12,418,738	19.92	10,355,883	42.91	7,246,568	38.09	5,247,609
Average employee remuneration	48	11.63	43	13.16	38	11.76	34	17.24	29

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of Directors of BBVA 77 In accordance with the CNMV’s instructions for completing this Report: • In the “Director’s remuneration” cells of each year, it is included the amount recorded in table C.1. c) in the Annual Reports on the Remuneration of Directors of each fi nancial year corresponding to the total remuneration received from the Company, together with the amount received from its subsidiary companies. This leads to a difference, in terms of comparability, between the remuneration of executive directors and the average remuneration of employees. The average remuneration of the Group’s employees has been calculated, in accordance with the CNMV’s instructions for completing this Report, on the basis of the full amount of the AVR for each year (without considering the deferral of a portion of that remuneration, in the case of some employees), while the remuneration of executive directors has been calculated on the basis of the amount of the AVR vested in each year (only the Upfront Portion of the AVR for the last year ended, payment of which falls due the following year and the vested Deferred AVR from previous fi nancial years, once those years have ended). • Signifi cant variations in the remuneration of directors arise from: In the case of the executive directors:—The difference in remuneration between fi nancial years 2024 and 2023 is mainly due to the different deferred variable remuneration from previous years payable in each fi nancial year under the various remuneration policies applicable to each of them.—The difference in remuneration between fi nancial years 2023 and 2022 is due, on one hand, to the inclusion of the amounts corresponding to the insurance premiums relating to the death and disability contingencies as from 2023 onward in section C.1. a) iv) “Breakdown of other items” of this CNMV Statistical Appendix and, on the other, to the result of the AVR awarded for each fi nancial year based on the level of achievement of the targets set for the indicators used to calculate them.—The difference in remuneration between fi nancial years 2022 and 2021 is due, fi rstly, to the amount of the 2022 AVR accrued in view of the good results obtained by the Bank in 2022 and, secondly, to the fact that 2022 was the fi rst year in which the change in the payment schedule was implemented for deferred variable remuneration, as per the BBVA Directors’ Remuneration Policy approved at the Annual General Shareholders’ Meeting held on April 20, 2021, by virtue of which the Deferred AVR awarded under such policy is payable pro rata over each of the fi ve years of deferral. The overlap of this payment schedule with those in place under director remuneration policies applicable to variable remuneration in previous fi nancial years results in an increase in deferred variable remuneration accrued in 2022 (paid in 2023) compared to that accrued in 2021 (paid in 2022).—The difference in remuneration between 2020 and 2021 is due to the fact that in 2020 the executive directors did not accrue any AVR, having voluntarily waived such remuneration due to the exceptional circumstances that arose from the COVID-19 crisis. Moreover, in the case of the Chair, the variation is due to the transformation of his pension system under the Directors’ Remuneration Policy approved in 2021, which led to a reduction in the pension contribution and the redistribution of the corresponding amount between the Annual Fixed Remuneration and Target Annual Variable Remuneration. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of Directors of BBVA 78

In the case of the **non-executive directors**:

- The difference in the remuneration of José Maldonado Ramos and Juan Pi Llorens between financial years **2024 and 2023** is due to the fact that they left office as directors in 2024 and thereafter, under the terms of the fixed remuneration system with deferred delivery of BBVA shares, they received a total of 154,609 BBVA shares and 156,699 BBVA shares, respectively, at the share price on the date of delivery. The difference in Sonia Dulá's remuneration between these same financial years is due to the fact that she was appointed by the General Meeting in 2023. Therefore, she did not hold the position throughout all of 2023.
- The difference in the remuneration of Connie Hedegaard Koksbang between financial years **2023 and 2022** is due to the fact that she was appointed by the General Meeting in 2022. Therefore, she did not hold office throughout all of 2022 and did not sit on any Board Committee.
- The difference in the remuneration of Raúl Galamba de Oliveira between financial years **2022 and 2021** is due to his appointment as Lead Director in 2022.
- The difference in the remuneration of Raúl Galamba de Oliveira, Ana Revenga Shanklin and Carlos Salazar Lomelín between financial years **2021 and 2020** is due to their appointment by the General Meeting in 2020. Therefore, they did not hold office throughout all of that year.

- The **"Consolidated results of the company"** cell includes the profit before tax shown in the consolidated annual financial statements drawn up and audited for each financial year.
- The cell **"Average employee remuneration"** shows the average remuneration of BBVA Group employees, calculated as the ratio between the remuneration accrued by staff in each financial year (excluding the remuneration of directors) and the weighted average number of employees (excluding the directors) calculated on a full-time equivalent basis. All employees who have been employees of the Company or any of its subsidiary companies (BBVA Group) at any time during each financial year have been included in the calculation of this ratio.

  In 2024, the ratio between the remuneration of the Chair and the "Average remuneration of employees" of the Group at a consolidated level was 165, while that of the CEO was 153.

The BBVA Group is an international financial group with a broad geographical diversification and a presence in many emerging countries, mainly Mexico and South America, where remuneration is adapted to the local cost of living and, therefore, it is lower than that received in Spain, which is the place where the directors of BBVA, S.A. perform their duties and carry out their functions. The comparison between the remuneration received by the directors of BBVA, S.A., which are the subject of this Report, and the average remuneration of the entire workforce, is therefore distorted if the figure considered is the average remuneration of all BBVA Group employees (at consolidated level), since these are not comparable figures due to the geographical diversification of the Group. In the interests of transparency and better understanding of the information presented, section 3.4. of this Report also provides information on the average remuneration of BBVA, S.A. employees (which in 2024 amounted to €87 thousand), as Spain is where the Company has its registered office and headquarters.

In 2024, the ratio between the remuneration of the Chair and the "Average remuneration of employees" of BBVA, S.A. was 91, while in the case of the CEO it was 84.

This Annual Remuneration Report has been approved by the Board of Directors of the Company at its meeting held on February 11, 2025.

Indicate whether any director voted against or abstained from approving this Report. NO

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of Directors of BBVA 79 6. Directors’ Remuneration Policy applicable in 2025 In accordance with the remuneration system applicable to BBVA directors, as set out in this Report and contained in the Directors’ Remuneration Policy, the specific conditions applicable to the current financial year are detailed below. 6.1. Remuneration of executive directors in 2025 A. FIXED REMUNERATION – 2025 a) Annual Fixed Remuneration – 2025 The Annual Fixed Remuneration of each executive director is determined by the Remuneration Committee and submitted to the Board for approval. In accordance with the Policy, to determine this, and any possible updates to it, the Remuneration Committee takes into account the duties assigned to and the level of responsibility of each executive director. It also takes into account market analyses prepared by leading independent consultancy firms for the purpose of establishing remuneration that is commensurate to the duties that they perform, that is competitive in the market and that is aligned with that of comparable institutions, while also considering other factors, such as the average increases in the annual fixed remuneration of members of the Bank’s Senior Management. Pursuant to the foregoing, the Board of Directors has not passed any resolution to amend the amounts of Annual Fixed Remuneration for executive directors for 2025, which, as set out in the Policy, are as follows: The remuneration policy applicable to BBVA directors in 2025 is the Directors’ Remuneration Policy approved at the General Meeting held on March 17, 2023 (applicable during 2023, 2024, 2025 and 2026), which is described in section 2 of this Report, and no changes thereto have been resolved for 2025. This Policy is available on the Bank’s website12. Annual Fixed Remuneration (salary) (€thousand) Chair 2,924 CEO 2,179 12https://shareholdersandinvestors.bbva.com/wp-content/uploads/2023/02/12_BBVA_Directors_Remuneration_Policy_Agenda_item _4.pdf This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of Directors of BBVA 80 The theoretical relative proportion between the main fixed and variable components of the remuneration of executive directors for 2025 is, equally, that set out in the Policy and detailed in section 2.2.1. of this Report: In any event, the variable component of the remuneration of the executive directors for 2025 shall be limited to a maximum amount of 100% of the fixed component of total remuneration, unless the BBVA Annual General Shareholders’ Meeting approves the proposal corresponding to item five on the agenda attached to the notice of meeting and increases this percentage up to a maximum of 200%. b) Remuneration in kind – 2025 Executive directors are beneficiaries of healthcare insurance policies and of the non-chargeable tax payments on account made by the employer with regard to such premiums and in relation to the insurance premiums for the death and disability contingencies. A breakdown of the amounts payable in 2025 for the aforementioned items will be disclosed in the Annual Report on the Remuneration of Directors to be submitted to the General Meeting to be held next year. c) Contributions to pension systems– 2025 The remuneration, rights and economic compensations of each executive director are included in their respective contracts, which are approved by the Board of Directors. The main terms and conditions of the executive directors’ contracts are outlined in section 2.2.2. of this Report. As these contracts have not been modified, the pension conditions applicable in 2024 will remain in force for 2025. The amount of the contributions and the insurance premiums paid by virtue of these systems in 2025 will be disclosed in the Annual Report on the Remuneration of Directors to be submitted to the General Meeting to be held next financial year. d) Other fixed allowances – 2025 In line with the benefits that are applicable to Senior Management, the Bank pays the Chair vehicle rental and ADSL allowances. Meanwhile, the Chief Executive Officer is entitled to an annual cash amount, in lieu of a retirement pension (cash in lieu of pension), equal to 30% of his Annual Fixed Remuneration and an annual mobility allowance, in line with commitments that may be assumed in favor of expatriate members of Senior Management, of an amount of €600 thousand. The amount paid in 2025 for these items will be disclosed in the Annual Report on the Remuneration of Directors to be submitted to the Annual General Meeting to be held next year. Executive director Annual Fixed Remuneration Target Annual Variable Remuneration Chair 45% 55% CEO 45% 55% This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of Directors of BBVA 81 B. VARIABLE REMUNERATION – 2025 2025 Annual Variable Remuneration In accordance with the Policy, the Annual Variable Remuneration of the executive directors for the 2025 financial year will consist of two components: a Short-Term Incentive and a Long-Term Incentive, the features of which together with their rules on accrual, award, vesting and payment have been set out in section 2.2.1. of this Report. In addition, the Annual Variable Remuneration corresponding to the 2025 financial year will be subject to the remaining rules applicable to the AVR of the executive directors as established in the Policy, which include, among others: (i) the retention of shares or instruments received for one year; (ii) hedging and insurance prohibitions; (iii) criteria for updating the cash portion of the Deferred Annual Variable Remuneration; (iv) malus and clawback arrangements for 100% of the AVR, both in cash part and in shares or instruments; and (v) variable remuneration limited to 100% of the fixed component of the total remuneration, unless the General Meeting resolves to increase it, up to a maximum of 200%. As such, the Policy includes various measures to reduce exposure to excessive risk and adjust remuneration to the Institution’s long-term interests, as outlined in sections 2 and 4 of this Report, as part of the description of the variable remuneration system applicable to the executive directors and the rest of the Identified Staff. 2025 Short-Term Incentive As in financial year 2024, for 2025, the Target Short-Term Incentive for each executive director is as follows: Annual Indicators – 2025 STI The Annual Indicators established for the calculation of the Short-Term Incentive for 2025 financial year and its corresponding weightings, have been approved by the Board of Directors, at the proposal of the Remuneration Committee, to drive the strategy of the Group, ensuring consistency with each of the strategic priorities. TARGET SHORT-TERM INCENTIVE – 2025 (€thousand) Chair Carlos Torres Vila 2,286 CEO Onur Genç 1,710 ANNUAL INDICATORS (TARGETS 2025) Weighting Return on Regulatory Capital (RORC) 35% Net Attributable Profi t 15% Enterprises Fee Income 10% Net Promoter Score (NPS) 15% Target customers 15% Channeling of sustainable business 10% This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of Directors of BBVA 82 The fi nancial and non-fi nancial indicators are aligned with the Group’s most relevant management metrics and with the strategic priorities. In particular, the fi nancial indicators relate to the capacity to generate profi ts, creation of value and capital generation and present and future risks implicit in the results. In addition, for 2025, the Board of Directors, at the proposal of the Remuneration Committee, has approved a new indicator to foster growth in the enterprises segment. Likewise, non-fi nancial indicators include metrics linked to the Bank’s strategy, such as the degree of customer satisfaction, growth in clients and the channeling of sustainable business, which is an indicator directly linked to the objectives of the Bank regarding sustainability. Each Annual Indicator will have a related target and scales of achievement, which are approved by the Board of Directors, following a report by the Remuneration Committee, and that take into consideration the targets set for the main management metrics. The scales of achievement are built upon the Target Short-Term Incentive, which represents the amount of the Short-Term Incentive if 100% of the pre-established targets are met. The Short-Term Incentive for financial year 2025 will be subject to the accrual, award, vesting and payment rules set out in the Policy and described in section 2.2.1. of this Report. 2025 Long-Term Incentive The Long-Term Incentive will be awarded in 2026 if the Group reaches the minimum profit and capital ratio thresholds approved in 2025 by the Board of Directors for the accrual of the Annual Variable Remuneration for financial year 2025. Its final amount will be calculated taking as a reference the Target LTI determined for each executive director by the Board of Directors, following a report by the Remuneration Committee, which represents the amount of the LTI in the event that 100% of the pre-established targets are met, and based on the result of the Long-Term Indicators, taking into account the targets, scales of achievement and weightings set for each of them. For 2025, the Target Long-Term Incentive of each executive director is as follows: The amount of the STI, in accordance with the corresponding scales of achievement, may range from 0% to 150% of the Target STI. Therefore, the maximum STI pay opportunity for each executive director is limited to 1.5 times their Target STI. TARGET LONG-TERM INCENTIVE – 2025 (€thousand) Chair Carlos Torres Vila 1,286 CEO Onur Genç 962 This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of Directors of BBVA 83 Long-Term Indicators – 2025 LTI The Long-Term Indicators set for the calculation of the final amount of the Long-Term Incentive for 2025, as approved by the Board of Directors, following a report by the Remuneration Committee, are as follows: Each Long-Term Indicator will have a related target and an associated scale of achievement, approved by the Board of Directors, following a report by the Remuneration Committee. The scales of achievement are built upon the Target Long-Term Incentive, which, as indicated above, represents the amount of the Long-Term Incentive if 100% of the previously defined targets are met. The 2024 Long-Term Incentive will be subject to the accrual, award, vesting and payment rules set out in the Policy and as described in section 2.2.1. of this Report. LONG-TERM INDICATORS (TARGETS AS OF 2028) Weighting Tangible Book Value per share (TBV per share) 40% Relative Total Shareholder Return (Relative TSR) 40% Decarbonization of the portfolio 15% Percentage of women in management positions 5% In order to promote the achievement of long-term strategic targets, the fi nancial indicators shall prioritize sustained profi tability over time and the creation of value for shareholders and the Institution, while the non-fi nancial indicators shall be linked to the goals and targets of the Bank with regard to sustainability and, particularly, in the social and climate fi elds. The fi nal amount of the LTI, in accordance with the corresponding scales of achievement, may range from 0% to 150% of the Target LTI. Therefore, the maximum LTI pay opportunity for each executive director is limited to 1.5 times their Target LTI. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of Directors of BBVA 84 6.2. Remuneration of non-executive directors – 2025 The Board of Directors has not approved any changes regarding the remuneration system of non-executive directors for 2025. A. Annual fixed allowance – 2025 The Board of Directors has not approved changes for 2025 with respect to the amounts of remuneration for non-executive directors approved at its meeting of May 29, 2019, at the proposal of the Remuneration Committee. These amounts will remain in effect until a new Board resolution is passed. * As of the date of this Report, the position of Chair of the Technology and Cybersecurity Committee is not remunerated as the Chair of the Board of Directors holds this position. A breakdown of the amounts paid in this respect in 2025 will be disclosed in the Annual Report on the Remuneration of Directors to be submitted to the General Meeting to be held next financial year. B. Remuneration in kind – 2025 Pursuant to the Policy, the Bank will pay in 2025 the corresponding healthcare and accident insurance premiums. A breakdown of the amounts paid in this respect in 2025 will be disclosed in the Annual Report on the Remuneration of Directors to be submitted to the General Meeting to be held next financial year. C. Fixed remuneration system with deferred delivery of BBVA shares – 2025 In accordance with the fixed remuneration system with deferred delivery of BBVA shares, the number of theoretical shares to be allocated to each non-executive director in 2025 will be equivalent to 20% of the annual fixed allowance in cash received in financial year 2024, taking as a reference for calculating the number of theoretical shares, the average closing price of BBVA shares during the 60 trading sessions prior to the date of the Annual General Shareholders’ Meeting that approves the 2024 financial statements. A breakdown of the theoretical shares to be allocated in 2025 will be included in the Annual Report on the Remuneration of Directors to be submitted to the General Meeting to be held next financial year. Role €thousand Member of the Board of Directors 129 Member of the Executive Committee 167 Chair of the Audit Committee 165 Member of the Audit Committee 66 Chair of the Risk and Compliance Committee 214 Member of the Risk and Compliance Committee 107 Chair of the Remuneration Committee 107 Member of the Remuneration Committee 43 Chair of the Appointments and Corporate Governance Committee 115 Member of the Appointments and Corporate Governance Committee 46 Chair of the Technology and Cybersecurity Committee* 107 Member of the Technology and Cybersecurity Committee 43 Deputy Chair 50 Lead Director 80 This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of Directors of BBVA 85 6.3. Other matters relating to the 2025 financial year A. Payments due to termination of contractual relationship The Bank has no commitments to make severance payments to directors for termination of the contractual relationship or any other type of payment commitments arising from early termination. B. Post-contractual non-compete arrangement As set out in section 2.2.2., the contracts of executive directors establish post-contractual non-compete arrangements, the terms of which are set out in the Directors’ Remuneration Policy. C. Loans, advances and guarantees Directors are not awarded any remuneration in the form of or resulting from advances, loans or guarantees. D. Remuneration paid by other Group companies Any amounts that may be paid in this regard in 2025 will be disclosed in the Annual Report on the Remuneration of Directors to be submitted to the General Meeting to be held next year. At the date of this Report, there are no remuneration items other than those previously described. No additional remuneration is expected to be accrued by directors in the current financial year beyond those items disclosed in this Report. This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of Directors of BBVA 86 ANNEX 1 This peer group is the one that has been used for the purposes of the TSR multi-year performance indicator of the Deferred Annual Variable Remuneration of the executive directors for financial year 2021, as approved by the Board of Directors at its meeting held on February 9, 2022. Peer group for the purposes of the TSR indicator of the 2021 Deferred AVR Banco Santander (Spain) Deutsche Bank (Germany) CaixaBank (Spain) Commerzbank (Germany) BNP Paribas (France) Unicredito Italiano (Italy) Société Générale (France) Intesa San Paolo (Italy) Barclays (United Kingdom) ING Group (Netherlands) HSBC (United Kingdom) Scotiabank (Canada) Lloyds Banking Group (United Kingdom) Banorte (Mexico) This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

BBVA Annual Report on the Remuneration of Directors of BBVA 87

ANNEX 2

Reconciliation with CNMV template set out in Circular 4/2013

Sections of the CNMV template	Sections in this Report in free format
A. REMUNERATION POLICY OF THE COMPANY FOR THE CURRENT FINANCIAL YEAR	
A.1.1 Explain the current director remuneration policy applicable to the year in progress. To the extent that it is relevant, certain information may be included in relation to the remuneration policy approved by the General Shareholders' Meeting, provided that these references are clear, specific and concrete.	Section 6. Directors' Remuneration Policy applicable in 2025.
Such specific determinations for the current year as the board may have made in accordance with the contracts signed with the executive directors and with the remuneration policy approved by the General Shareholders' Meeting must be described, as regards directors' remuneration both in their capacity as such and for executive duties carried out.	Sections 6.1. Remuneration of non-executive directors in 2025 and 6.2. Remuneration of non-executive directors in 2025.
In any case, the following aspects must be reported, as a minimum: a) Description of the procedures and company bodies involved in determining, approving and applying the remuneration policy and its terms and conditions. b) Indicate and, where applicable, explain whether comparable companies have been taken into account in order to establish the company's remuneration policy. c) Information on whether any external advisors took part in this process and, if so, their identity.	Sections 2.1. Decision-making process for approval of the Policy and 2.2.1. Items of the remuneration system for executive directors in 2024.
d) Procedures set forth in the current directors' remuneration policy for applying temporary exceptions to the policy, conditions under which those exceptions may be used and components that may be subject to exceptions according to the policy.	Section 2.1. Decision-making process for approval of the Policy.
A1.2 Relative importance of variable remuneration items vis-à-vis fixed remuneration (remuneration mix) and the criteria and objectives taken into consideration in their determination and to ensure an appropriate balance between the fixed and variable components of the remuneration.	Section 6.1. Remuneration of executive directors in 2025.
In particular, indicate the actions taken by the company in relation to the remuneration system to reduce exposure to excessive risks and to align it with the long-term objectives, values and interests of the company, which will include, as the case may be, mention of the measures taken to ensure that the long-term results of the company are taken into account in the remuneration policy, the measures adopted in relation to those categories of personnel whose professional activities have a material impact on the risk profile of the company and measures in place to avoid conflicts of interest.	Section 6. Directors' Remuneration Policy applicable in 2025 and, by reference, section 2. Directors' Remuneration Policy applicable in 2024 and 4. BBVA Group General Remuneration Policy.
Furthermore, indicate whether the company has established any period for the accrual or vesting of certain variable remuneration items, in cash, shares or other financial instruments, any deferral period in the payment of amounts or delivery of accrued and vested financial instruments, or whether any clause has been agreed reducing the deferred remuneration not yet vested or obliging the director to return remuneration received, when such remuneration has been based on figures that have since been clearly shown to be inaccurate.	Section 6. Directors' Remuneration Policy applicable in 2025 and, by reference, section 2.2.1. Items of the remuneration system for executive directors in 2024.
A.1.3 Amount and nature of fixed components that are due to be accrued during the year by directors in their capacity as such.	Section 6.2. Remuneration of non-executive directors in 2025 and, by reference, section

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of Directors of BBVA 88

	3.3. Remuneration accrued by non-executive directors in 2024.
A.1.4 Amount and nature of fixed components that are due to be accrued during the year for the performance of senior management functions of executive directors.	Section 6.1. Remuneration of executive directors in 2025 and, by reference, section 3.2. Remuneration accrued by executive directors in 2024.
A.1.5 Amount and nature of any component of remuneration in kind that will accrue during the year, including, but not limited to, insurance premiums paid in favour of the director.	Sections 6.1. Remuneration of non-executive directors in 2025 and 6.2. Remuneration of non-executive directors in 2025.
A.1.6 Amount and nature of variable components, differentiating between those established in the short and long terms. Financial and non-financial, including social, environmental and climate change parameters selected to determine variable remuneration for the current year, explaining the extent to which these parameters are related to performance, both of the director and of the company, and to its risk profile, and the methodology, necessary period and techniques envisaged to be able to determine the effective degree of compliance, at the end of the year, with the parameters used in the design of the variable remuneration, explaining the criteria and factors applied in regard to the time required and methods of verifying that the performance or any other conditions linked to the accrual and vesting of each component of variable remuneration have effectively been met.	Section 6.1. Remuneration of executive directors in 2025, sub-section B. a) (2025 Annual Variable Remuneration) and, by reference, section 3.2. Remuneration accrued by executive directors in 20243.2. Remuneration accrued by executive directors in 2024, sub-section B. a) (2024 Annual Variable Remuneration).
Indicate the range, in monetary terms, of the different variable components according to the degree of fulfilment of the objectives and parameters established, and whether any maximum monetary amounts exist in absolute terms.	Section 6.1. Remuneration of executive directors in 2025, sub-section B. a) (2025 Annual Variable Remuneration)
A.1.7 Main characteristics of long-term savings schemes. Among other information, indicate the contingencies covered by the scheme, whether it is a defined contribution or a defined benefit scheme, the annual contribution that has to be made to defined contribution schemes, the benefits to which directors are entitled in the case of defined benefit schemes, the vesting conditions of the economic rights of directors and their compatibility with any other type of payment or indemnification for early termination or dismissal, or deriving from the termination of the contractual relationship, in the terms provided, between the company and the director. Indicate whether the accrual or vesting of any of the long-term savings plans is linked to the attainment of certain objectives or parameters relating to the director's short- or long-term performance.	Section 6.1. Remuneration of executive directors in 2025, sub-section A. c) (Pension system contributions) and, by reference, sections 2.2.1. Items of the remuneration system for executive directors in 2024; and 2.2.2. Main terms and conditions of the executive directors' contracts.
A.1.8 Any type of payment or indemnification for early termination or dismissal, or deriving from the termination of the contractual relationship, in the terms provided, between the company and the director, whether at the company's or the director's initiative, as well as any type of agreement reached, such as exclusivity, post-contractual non competition, minimum contract term or loyalty, that entitles the director to any kind of remuneration.	Section 6.3. Other matters relating to financial year 2025 and, by reference, section 2.2.2. Main terms and conditions of the executive directors' contracts.
A.1.9 Indicate the conditions that the contracts of executive directors performing senior management functions must contain. Among other things, information must be provided on the duration, limits on amounts of indemnification, minimum contract term clauses, notice periods and payment in lieu of these notice periods, and any other clauses relating to signing bonuses, as well as remuneration or golden parachute clauses for early termination of the contractual relationship between the company and the executive director. Include, among others, the pacts or covenants on non-competition, exclusivity, minimum contract terms and loyalty, and post-contractual non-competition, unless these have been explained in the previous section.	Section 6.3. Other matters relating to financial year 2025 and, by reference, section 2.2.2. Main terms and conditions of the executive directors' contracts.
A.1.10 The nature and estimated amount of any other supplementary remuneration that will be accrued by directors in the current year in consideration for services rendered other than those inherent in their position. A.1.11 Other items of remuneration such as any deriving from the company's granting the director advances, loans or guarantees or any other remuneration.	Section 6.3. Other matters relating to financial year 2025. As of the date of this Report, there are no remuneration items other than those described.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of Directors of BBVA 89 This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail. A.1.12 The nature and estimated amount of any other planned supplementary remuneration to be accrued by directors in the current year that is not included in the foregoing sections, whether paid by the company or by another group company. A.2 Explain any signifi cant change in the remuneration policy applicable in the current year resulting from: a) A new policy or an amendment to a policy already approved by the General Meeting. b) Signifi cant changes in the specifi c determinations established by the board for the current year regarding the remuneration policy in force with respect to those applied in the previous year. c) Proposals that the Board of Directors has agreed to submit to the general shareholders’ meeting to which this annual report will be submitted and for which it is proposed that they be applicable to the current year. Section 6. Directors’ Remuneration Policy applicable in 2025. It is noted that no changes have been agreed for the 2025 fi nancial year with respect to the Policy applicable in 2024, approved by the General Meeting on March 17, 2023. A.3 Identify the direct link to the document containing the company’s current remuneration policy, which must be available on the company’s website. Section 6. Directors’ Remuneration Policy applicable in 2025. A.4 Explain, taking into account the data provided in Section B.4, how account has been taken of the voting of shareholders at the General Shareholders’ Meeting to which the annual report on remuneration for the previous year was submitted on a consultative basis. Section 5. CNMV Statistical Appendix. B. OVERALL SUMMARY OF HOW THE REMUNERATION POLICY WAS APPLIED DURING THE YEAR LAST ENDED B.1.1 Explain the process followed to apply the remuneration policy and determine the individual remuneration contained in Section C of this report. Section 3. Result of the implementation of the Policy in 2024. This information will include the role played by the remuneration committee, the decisions taken by the Board of Directors and the identity and role of any external advisors whose services may have been used in the process of applying the remuneration policy in the year last ended. Section 3.1 Activity of the Corporate Bodies in 2024 regarding the Directors’ Remuneration Policy. B.1.2 Explain any deviation from the procedure established for the application of the remuneration policy that has occurred during the year. Section 3. Result of the implementation of the Policy in 2024. There was no deviation from the procedure for applying the Policy in the fi nancial year last ended. B.1.3 Indicate whether any temporary exception has been applied to the remuneration policy and, if so, explain the exceptional circumstances that have led to the application of these exceptions, the specifi c components of the remuneration policy affected and the reasons why the entity believes that these exceptions have been necessary to serve the long-term interests and sustainability of the company as a whole or ensure its viability. Similarly, quantify the impact that the application of these exceptions has had on the remuneration of each director over the year. Section 3. Result of the implementation of the Policy in 2024. It is noted that no temporary exceptions to the remuneration policy have been applied. B.2 Explain the different actions taken by the company in relation to the remuneration system and how they have contributed to reducing exposure to excessive risks, aligning it with the long-term objectives, values and interests of the company, including a reference to the measures adopted to ensure that the long-term results of the company have been taken into consideration in the remuneration accrued. Ensure that an appropriate balance has been attained between the fi xed and variable components of the remuneration, the measures adopted in relation to those categories of personnel whose professional activities have a material effect on the company’s risk profi le and the measures in place to avoid any possible confl icts of interest. Section 2. Directors’ Remuneration Policy applicable in 2024 and, in particular, section 2.2.1. Items of the remuneration system for executive directors in 2024; section 3. Result of the implementation of the Policy in 2024 and, in particular, section 3.2. Remuneration accrued by executive directors in 2024 sub-section B (Variable Remuneration); and section 4. BBVA Group General Remuneration Policy.

Annual Report on the Remuneration of Directors of BBVA 90 This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail. B.3 Explain how the remuneration accrued and consolidated over the fi nancial year complies with the provisions of the current remuneration policy and, in particular, how it contributes to the company’s long-term and sustainable performance. Section 2.2. Remuneration system for executive directors in 2024 and, in particular, section 2.2.1. Items of the remuneration system for executive directors in 2024; section 2.3. Remuneration system for non-executive directors in 2024; and section 3. Result of the implementation of the Policy in 2024. Furthermore, report on the relationship between the remuneration obtained by the directors and the results or other performance measures of the company in the short and long term, explaining, if applicable, how variations in the company’s performance have infl uenced changes in directors’ remuneration, including any accrued remuneration payment of which has been deferred, and how such remuneration contributes to the short- and long-term results of the company. Section 3. Result of the implementation of the Policy in 2024 and, in particular, section 3.2. Remuneration of executive directors in 2024, sub-section B (Variable Remuneration) and, in particular, the sections “Link between 2024 STI and the results of the BBVA Group in 2024”, “Vesting and payment rules applicable to the 2024 AVR” and “Deferred Annual Variable Remuneration from previous fi nancial years payable in 2025”. B.4 Report on the result of the consultative vote at the General Shareholders’ Meeting on the annual report on remuneration in the previous year, indicating the number of votes in favour, votes against, abstentions and blank ballots: Section 5. CNMV Statistical Appendix. B.5 Explain how the fi xed components accrued and vested during the year by the directors in their capacity as such were determined, their relative proportion with regard to each director and how they changed with respect to the previous year. Section 3.3. Remuneration accrued by non-executive directors in 2024. B.6 Explain how the salaries accrued and vested by each of the executive directors over the past fi nancial year for the performance of management duties were determined, and how they changed with respect to the previous year. Section 3.2. Remuneration accrued by executive directors in 2024 and, in particular, sub-section A. a) (Annual Fixed Remuneration – 2024). B.7 Explain the nature and the main characteristics of the variable components of the remuneration systems accrued and vested in the year last ended. In particular: a) Identify each of the remuneration plans that determined the different types of variable remuneration accrued by each of the directors in the year last ended, including information on their scope, date of approval, date of implementation, any vesting conditions that apply, periods of accrual and validity, criteria used to evaluate performance and how this affected the establishment of the variable amount accrued, as well as the measurement criteria used and the time needed to be able to adequately measure all the conditions and criteria stipulated, explaining the criteria and factors applied in regard to the time required and the methods of verifying that the performance or any other kind of conditions linked to the accrual and vesting of each component of variable remuneration have effectively been met. b) In the case of share options and other fi nancial instruments, the general characteristics of each plan must include information on the conditions both for acquiring unconditional ownership (vesting) of these options or fi nancial instruments and for exercising them, including the exercise price and period. c) Each director that is a benefi ciary of remuneration systems or plans that include variable remuneration, and his or her category (executive director, external proprietary director, external independent director or other external director). d) Information is to be provided on any periods for accrual, vesting or deferment of payment of vested amounts applied and/or the periods for retention/unavailability of shares or other fi nancial instruments, if any. Explain the short-term variable components of the remuneration systems Explain the long-term variable components of the remuneration systems Section 2.2.1. Items of the remuneration system for executive directors in 2024, and section 3.2. Remuneration accrued by executive directors in 2024 and, in particular, sub-section B (Variable remuneration).

BBVA
Annual Report on the Remuneration of Directors of BBVA 91

B.8 Indicate whether certain variable components have been reduced or clawed back when, in the former case, payment of non-vested amounts has been deferred or, in the latter case, they have vested and been paid, on the basis of data that have subsequently been clearly shown to be inaccurate. Describe the amounts reduced or clawed back through the application of malus (reduction) or clawback clauses, why they were implemented and the financial years to which they refer.	Section 3.5. Other matters relating to the 2024 financial year. In the 2024 financial year, the variable remuneration of executive directors was not reduced or clawed back.
B.9 Explain the main characteristics of the long-term savings schemes where the amount or equivalent annual cost appears in the tables in Section C, including retirement and any other survivor benefit, whether financed in whole or in part by the company or through internal or external contributions, indicating the type of plan, whether it is a defined contribution or defined benefit plan, the contingencies covered, the conditions on which the economic rights vest in favour of the directors and their compatibility with any type of indemnification for early termination or cessation of the contractual relationship between the company and the director.	Section 2.2.2. Main terms and conditions of the executive directors' contracts; and section 3.2. Remuneration accrued by executive directors in 2024 and, in particular, sub-section A.c) (Contributions to pension systems – 2024).
B.10 Explain, where applicable, the indemnification or any other type of payment deriving from the early cessation, whether at the company's or the director's initiative, or from the termination of the contract in the terms provided therein, accrued and/or received by directors during the year last ended.	Section 2.2.2. Main terms and conditions of the executive directors' contracts; and section 3.5. Other matters relating to the 2024 financial year.
B.11 Indicate whether there have been any significant changes in the contracts of persons exercising senior management functions, such as executive directors, and, if so, explain them. In addition, explain the main conditions of the new contracts signed with executive directors during the year, unless these have already been explained in Section A.1	Section 2. Directors' Remuneration Policy applicable in 2024 and, in particular, section 2.2.2. Main terms and conditions of the executive directors' contracts.
B.12 Explain any supplementary remuneration accrued by directors in consideration of the provision of services other than those inherent in their position.	Section 3.5. Other matters relating to the 2024 financial year. It is indicated that, as of the date of this Report, there are no other remuneration items beyond those disclosed in the Report.
B.13 Explain any remuneration deriving from advances, loans or guarantees granted, indicating the interest rate, their key characteristics and any amounts returned, as well as the obligations assumed on their behalf by way of guarantee.	Section 3.5. Other matters relating to the 2024 financial year.
B.14 Itemise the remuneration in kind accrued by the directors during the year, briefly explaining the nature of the various salary components.	Section 3.3. Remuneration accrued by non-executive directors in 2024, sub-section A. b) (Remuneration in kind in 2024); and section 3.2. Remuneration accrued by executive directors in 2024, sub-section A b) (Remuneration in kind in 2024).
B.15 Explain the remuneration accrued by the director by virtue of payments made by the listed company to a third company in which the director provides services when these payments seek to remunerate the director's services to the company.	Section 3.5. Other matters relating to the 2024 financial year. It is indicated that, as of the date of this Report, there are no other remuneration items beyond those disclosed in the Report.
B.16 Explain and detail the amounts accrued in the year in relation to any other remuneration concept other than that set forth above, whatever its nature or the group entity that pays it, including all benefits in any form, such as when it is considered a related-party transaction or, especially, when it significantly affects the true image of the total remuneration accrued by the director. Explain the amount granted or pending payment, the nature of the consideration received and the reasons for those that it would have been considered, if applicable, that it does not constitute remuneration to the director in their capacity as such or in consideration for the performance of their executive functions and whether or not it has been considered appropriate to be included among the amounts accrued under the "Other items" heading in Section C.	Section 3.5. Other matters relating to the 2024 financial year. It is indicated that, as of the date of this Report, there are no other remuneration items beyond those disclosed in the Report.
C. ITEMIZED INDIVIDUAL REMUNERATION ACCRUED BY EACH DIRECTOR	**Section 5. CNMV Statistical appendix**

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

BBVA DThis English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: February 14, 2025
By: /s/ Domingo Armengol Calvo

Name: Domingo Armengol Calvo
Title: Corporate Secretary and Secretary of the Board of Directors